
02024742



While it was a difficult year conducting business in the face of dramatically slowing demand, particularly from the telecommunications sector, we took decisive action and seized every opportunity to streamline and strengthen our business. Today, General Cable is strong, diversified and well positioned for growth.

In the following pages, we share highlights of our 2001 accomplishments and offer insight into why we are optimistic about the future prospects of our Company.

Selected Financial Highlights

Ongoing Businesses Only in 2000

($ in millions except per share data)

	2001	2000	Change
Net Sales	$1,651.4	$1,778.7	(7)%
Operating Income	$ 104.3	$ 130.4	(20)%
Operating Margin	6.3%	7.3%	(1.0) pts.
Income from Continuing Operations	$ 37.5	$ 54.5	(31)%
Earnings per Common Share of Continuing Operations	$ 1.14	$ 1.62	(30)%
Earnings per Common Share of Continuing Operations–Assuming Dilution	$ 1.13	$ 1.62	(30)%
Weighted Average Common Shares Outstanding	32.8	33.6	(2)%
Weighted Average Common Shares Outstanding–Assuming Dilution	33.1	33.6	(1)%

Numbers exclude results of Discontinued Operations.



2000
1500
1000
500
0
1998
1999
2000
2001
150
125
100
75
50
25
0
1998
1999
2000
2001
60
45
30
15
0
1998
1999
2000
2001

Net Sales
(in millions of dollars)

Operating Income
(in millions of dollars)

Income from Continuing Operations
(in millions of dollars)

General Cable (NYSE: BGC), headquartered in Highland Heights, Kentucky, is a leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the energy, industrial, specialty and communications markets. The Company offers competitive strengths in such areas as breadth of product line, brand recognition, distribution and logistics, service and operating efficiency.

The events of September 11 created a saddened and more fragile America, but one re-engaged with the world and united as a people. General Cable, a multinational corporation with roots dating from the 1830s, is an important member of the global community. We recognize that the most trying times, those with the greatest uncertainty, bring both a test of character and the opportunity for momentous change. As the new CEO and the new Chairman of the Company, we are proud to lead and serve our 6,700 associates during this difficult period. We are all joined in a common purpose—to delight our customers and increase shareholder value.

In 2001, General Cable was challenged in many ways. Most notably, end-markets for our products were not kind. This was particularly true in North America, our largest geographic market, where estimated total demand declined an unprecedented 20% to 30%. However, we used this tough environment as a catalyst for opportunity. We think you will agree that in 2001, we acted quickly and with conviction in a number of areas, substantially strengthening our position in the industry.

Highlights of Our Year

In 2001, we dramatically reduced our debt and improved our business mix. The power of our business model also shone through.

- We released $175 million of cash from the sale or closure of nonperforming assets that strategically fit better elsewhere. Specifically, we sold our building wire business, exited the retail cordset business and divested our non-core Pyrotenax and Genca units.
- Despite a dramatic reduction in overall wire and cable demand, our sales fell only 5% on a metals-adjusted basis. This resiliency underscores the power of our value selling proposition, as well as our strategy of carefully targeting and partnering with the best and most successful customers in each of our sales channels.
- We concluded implementation of our asset redeployment strategy, which emphasizes longer selling-cycle, higher value-added businesses. We set this strategy in motion with the acquisition of BICC Energy Cables in mid-1999, culminating with the sale of our building wire assets in fall 2001. The BICC purchase gave us a leading worldwide

position in energy cables, completed our North American industrial and specialty cable product line and enriched our entire Company through global scale and technology innovations. We quickly integrated the BICC assets into our operating model, leveraged our business platforms and divested all underperforming and non-core parts of the acquisition. Consequently, we were able to reap substantial financial benefits in a short time. In 2001, the retained BICC businesses contributed approximately 60% of our continuing operations revenues and more than half of our profits. Overall, after adjusting for those divestitures, we paid only 3.1 times 2001 EBITDA—versus the industry average of 5 to 7 times—and about one-half of historical net book value for the BICC assets we continue to operate.

- In 2001, our earnings per share from continuing operations declined 30% from the prior year, which is in line with the S&P 500, but better than many companies in our hard-hit industry. We believe the market has recognized our Company's strategic transformation. Despite the reduction in earnings, General Cable's share price increased 196% for the year.

Future Prospects

General Cable is strategically and operationally strong as we enter 2002. Here are a few of the many reasons why we have never been more bullish on the Company's long-term prospects.

Balanced, Attractive Product Mix. Today, General Cable offers customers a full range of industry-leading products in three categories critical to the global infrastructure—energy, industrial and specialty, and communications. Each of these business segments generates roughly one-third of Company revenues and enjoys the number one or number two marketshare position.

In addition, more than 50% of our sales volume is under customer contracts. These relationships are characterized by longer selling cycles, higher engineering content and the opportunity to build sustained value through business-to-business integration.

Our Year in Review

MARCH	MAY	JUNE
Divested Pyrotenax mineral insulated high-temperature cables unit for $60 million	Implemented $145 million receivables securitization to reduce interest expense	Sold Genca extrusion tooling business for $8.7 million

Diversified Geographic Reach. We earn approximately 75% of our revenues and income in North America, where we are an industry leader. General Cable also is a major participant in the Canadian market and now operates two factories in Mexico with an eye toward growing our share in Latin America.

In serving the European marketplace, we operate from a very efficient manufacturing base in Iberia. Our 2001 operating income in that region grew 47% over the prior year, on an 8% increase in revenues, and we believe we are just beginning to mine opportunities there.

We restructured our Oceania operations in 2001 for cost leadership. The result: an approximate 30% increase in operating earnings. Adding to our marketing muscle in the region is our year-end acquisition of Brand-Rex Australia. This addition will allow us to greatly expand our communications product offerings and geographic coverage, as well as leverage our low-cost manufacturing base in New Zealand.

Productive, Lean Organization. Historically, net of inflation, General Cable has succeeded in reducing non-metal product costs 4% to 5% each year. We accomplished this objective through a focused and well-funded capital spending program, volume-driven leveraging of fixed costs and numerous non-capital-based productivity initiatives.

In 2001, despite declining volumes and resultant upward pressure on product costs, we drove our costs down by nearly a full percentage point through an all-out attack on inefficiencies everywhere. These Lean initiatives are typically non-capital, team-based projects that reexamine how we conduct business and where we can add value in each of our processes. In 2001, nearly all our associates received Lean training, fostering a Lean culture that allows us to do more with less.

The upshot of our Lean actions is that our 2002 business plan suggests we will need to spend only about 85% of depreciation on capital investment in North America. Our determination to find free or "entitlement" capacity in our plants without investing additional capital nicely positions us to participate in the recovery. Compared with our 2001 production levels, we could generate as much as 25% more in revenues without

AUGUST	SEPTEMBER	OCTOBER	DECEMBER
Board elected Gregory B. Kenny as president and CEO; appointed John E. Welsh, III as nonexecutive chairman	Exited consumer cordset business and began restructuring distribution network	Completed sale of building wire business, realizing $112 million in cash	Acquired Brand-Rex Australia

investing in new capacity. This equates to roughly an additional $300 million in business. Our focus on waste also facilitates removal of excess working capital. In 2001, raw material and work-in-process inventories declined 14%.

Our Lean culture and common operating platform, together with the restructuring of our logistics system, have allowed us to drive selling, general and administrative costs to 8% to 9% of sales and reduce distribution costs. In 2002, we will continue to process-map all of our activities, looking for non-value-added steps and other forms of waste. In addition, the Company is now on line with MyGeneralCable.com, our web-based interface with customers. This and other eBusiness initiatives will help us streamline interaction with our suppliers, customers and other business partners.

Closing Thoughts

The wire and cable industry is brutally competitive and mature. It is cost driven, with little separating participants from a manufacturing or technology standpoint.

What distinguishes one company from another are the people and the power of their ideas. At General Cable, we have spent many years getting our organizational design right and in recruiting, training and retaining a high-performance team. Several principles have guided us in these endeavors:

- We believe in providing our customers with "legendary" service
- We believe in the importance of rigorous, repeatable business processes
- We value the courage to set bold goals and challenge ourselves to be the best
- We believe in open and honest feedback to each other, promoting personal and professional growth
- We believe in clear accountability at all levels
- We value the training and development of our associates
- We believe in "Making the Numbers," keeping our commitments to each other, our customers and our shareholders

Combined, the effect of these principles is very powerful and perhaps best captured by the words of one of our executives in Spain, “La fuerza del grande con la agilidad del pequeno,” which means, “The strength of the large with the agility of the small.” General Cable's Power of One approach to business is alive and well in everything we do.

We would like to close by thanking Steve Rabinowitz for his many contributions to General Cable. Steve retired in August 2001, but left behind a culture that fully understands and lives by the notion of stretch objectives, continuous cost reduction and strong business systems, advanced by the best people fully using their talents. These concepts are now a permanent part of our value system.

We hope this letter has helped communicate the well-founded optimism we feel toward our future prospects. At General Cable, we are committed to building long-term shareholder value. Thank you for your continued support of our efforts to make that a reality.



GREGORY B. KENNY
President and
Chief Executive Officer



JOHN E. WELSH, III
Nonexecutive Chairman







Board of Directors

GREGORY B. KENNY
President and Chief Executive Officer
General Cable Corporation



JOHN E. WELSH, III
Nonexecutive Chairman
General Cable Corporation
Managing Director
CIP Management LLC



GREGORY E. LAWTON
President and Chief Executive Officer
Johnson Wax Professional



JEFFREY NODDLE
President and Chief Executive Officer
Supervalu, Inc.



ROBERT L. SMIALEK
President and Chief Executive Officer
Applied Innovation Inc.



MICHAEL R. YOUNG
President and Chief Executive Officer
York International Corporation




CONDUCTING BUSINESS
General Cable Corporation



Making cable is about creating potential.

General Cable products help illuminate the world, inspire progress and open lines of communication.

We take a singular approach to conducting our business. We call it The Power of One.®

The Power of One means one company, with the power of our products, systems and people all focused on one goal, one promise: fulfilling our customers' needs. It means one source customers can count on for energy, industrial, specialty and communications cables. Most of all, The Power of One means one culture, embodied by one team wholly committed to the highest level of customer satisfaction.

The Power of One begins and ends with our people. Every day, 6,700 General Cable associates in nine countries serve our valued customers worldwide.

Building bridge



in the sky. Our cables carry energy across vast distances, across the world. We're a critical link in bringing power to homes and offices, cities and continents—seamlessly, reliably.

Energy Cables

Bare Overhead High-Voltage Transmission and Distribution Cables


Our BICC® Brand cables satisfy the varied and specialized demands of the electrical utility marketplace. Our TransPowr™ bare aluminum overhead cables and PowrMax™ insulated high-voltage cables for buried applications are available in numerous combinations of aluminum and steel strands and layers.

General Cable is a $522 million source of energy cables for power generation, transmission and distribution worldwide and the largest energy products supplier in North America.

Low- and Medium-Voltage Distribution Cables



Our extensive line of BICC Brand PowrServ™ and EmPowr™ copper and aluminum cables serves the total energy distribution needs of our customers in electrical utilities, rural electric co-ops and the public power market.


Making contact

with the world. Our cables channel the power that makes equipment hum and engines run, in cars and trains, computers and oil rigs—from hospitals to the factory floor.



Industrial and Specialty Cables


SILICONE CABLE
SILICONE CABLE
CAROL

Automotive Products

From booster cables to ignition wire sets and battery starter cables, our dependable Carol® Brand products are the answer for the automotive aftermarket.

Cord Products

Our Carol Brand is the most recognized name in flexible cords. The extensive line includes portable cord, portable power cable and premium grade cable for commercial and industrial applications. General Cable's premier Anaconda® and Carol Brands are the best-known and best-built cables for rugged uses that include mining, welding and diesel locomotives.

Cordset Products

Carol Brand contractor-grade extension cordsets, specialty cords, utility lights and accessories provide power for tools and equipment and temporary lighting on residential, commercial and industrial job sites.

General Cable is a $537 million global manufacturer of application-specific power and control cable products and the company with the broadest offerings in the business.

Electronics Cables

Wire Harnesses and Assemblies

Instrumentation, Power and Control Cables





Our Carol Brand products fulfill the complete wire and cable requirements of the fast-changing electronics, sound and security marketplaces. We offer hookup wire; communications cable; computer, coaxial and microphone cables; and special designs for security systems, fire alarms and audio, video and digital broadcasts.

We supply custom-designed cables, harnesses and assemblies for a wide variety of OEM applications, including business machines, material handling equipment, factory automation and industrial and medical equipment.

Our Brand Rex and BICC Brand cables serve the industrial, factory automation, transit, marine, oil rig, petrochemical and military markets. We manufacture our instrumentation tray cables and automation cables to satisfy standard, specialized and custom applications. When uptime, reliability and performance are essential, General Cable customers count on our power cables—from low-voltage single conductor to medium-voltage armored or unarmored.


Directing traffic



without gridlock. Our cables keep information flowing, facilitating a nonstop stream of words and images that transcends speed and geographic limits.

Communications Cables

Data Communications Cables



General Cable datacom products are on the job wherever enhanced performance is critical—from Gigabit Ethernet, token ring and broadband applications to patch panels, communications closets and plenum applications. We offer one of the most comprehensive lines of enhanced high-speed Category products, including PlatinumPLUS™ 350, GenSPEED™ 6000 and Command LINX® 6.

Fiber Optic Cables



We provide a full menu of fiber optic cables for data communications and voice and video networks. Our products range from tight buffer and armored products for military applications to loose tube and hybrid cables for communications networks. They also include the latest advances such as Blolite™ blown fiber systems for local area networks and campus applications.

General Cable is a $592 million global supplier of communications cables and a major resource for high bandwidth voice, data and video applications.

Telecommunications Cables





Our broad range of industry-standard outside plant wire and cable products ensures reliable, cost-effective performance. We offer air core, filled core and specialty wire products for aerial, buried and duct applications.

For more than a century, General Cable has been a leader in the development, manufacture, marketing and distribution of wire and cable. Today, we continue to direct our worldwide resources to deliver maximum value to customers through a powerful combination of product and service innovations.

World-class technology and operations

General Cable uses the latest technology and cost-effective systems to ensure superior engineering and manufacturing, as well as industry-leading logistics. We back all of our operations with an unwavering dedication to responsive customer service and knowledgeable technical support.

Innovation and productivity drive our business. We take a disciplined approach to creating and improving our products and processes. Ideas come from everywhere and move through a detailed development channel, from concept to commercialization. At the same time, our three worldwide Technology Centers collaborate on research and development of new designs, materials and methods.

Lean manufacturing is another way in which we are simultaneously enhancing our abilities and adding value for our customers. These benefits include cycle-time and inventory reduction, better capacity and space utilization, waste elimination and productivity improvement. Our manufacturing plants deploy state-of-the-art conductor fabrication and insulating, shielding and cabling technology to boost efficiencies and ensure the highest quality. Every one of our 31 plants worldwide uses on-site testing to verify product performance prior to shipment.

To optimize on-time delivery of our products, we employ the tools of eBusiness and logistics management. Our supply chain professionals stay on top of each stage in the process and provide fast, accurate answers to customer inquiries on product specifications, order status and invoicing. Our strong track record has encouraged many customers to entrust us with managing their inventories. We take charge of everything, from placing their orders to shipping product directly to their designated sites. We also provide key customers with round-the-clock access to order and delivery information via the Internet.



General Cable has a heritage of applying technology to enable seminal moments in U.S. history. We supplied the wire used by Samuel Morse to establish "instantaneous" electronic communication between Washington and Baltimore in 1884. We provided power cable to connect the Hoover Dam to Los Angeles in 1935 and we wired the Statue of Liberty twice—in 1886 and again for the 1986 centennial celebration.



General Cable serves customers through a global network of 31 manufacturing facilities in nine countries and sales representatives and distribution centers worldwide.

- World Headquarters
- Manufacturing
- Sales
- Distribution

Our Values

Customers We take pride in being able to anticipate and meet customer needs. We maintain strong relationships with our customers and focus our work on their total satisfaction.

Integrity We believe in ethical behavior in all transactions. We set high personal standards for ourselves and expect the people with whom we conduct business to do the same.

People We communicate with our associates by providing feedback, reinforcement, motivation and recognition. We invest a great deal of time and energy in our employees and support performance-driven training and development.

Teamwork We promote trust and teamwork by initiating and supporting meaningful group projects, as well as by rewarding effective teamwork in action. At the same time, we encourage diverse input and contributions.

Speed We know our customers have urgent needs. To meet them, we have eliminated waste and unnecessary work, thereby reducing cycle time and excessive bureaucracy.

Innovation We believe in continually improving ourselves by promoting creativity and daring to think beyond the ordinary. We strive to achieve a high degree of freshness in each of our businesses.

Performance We are not afraid to set ambitious goals. We will continue to reinforce and recognize accomplishment and push ourselves even further to become the world's premier cable company.


General Cable



WORLD HEADQUARTERS
4 Tesseneer Drive
Highland Heights
Kentucky 41076-9753
U.S.A.
Telephone: (859) 572-8000
Fax: (859) 572-8458
International Fax: (859) 572-8058
Email: info@generalcable.com

www.generalcable.com

Form No. COR-0014-Rev.0302

General Cable Corporation

Form 10-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 10-K

Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2001
Commission File No. 1-12983

GENERAL CABLE CORPORATION

(Exact name of registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	06-1398235 (I.R.S. Employer Identification No.)

4 Tesseneer Drive
Highland Heights, KY 41076-9753
(Address of principal executive offices)

(859) 572-8000
(Registrant's telephone number, including area code)

Securities Registered Pursuant to Section 12(b) of the Act:

Title of Each Class	Name of Each Exchange on which registered
Common Stock, $.01 Par Value	New York Stock Exchange

Securities Registered Pursuant to Section 12(g) of the Act: None

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months, and (2) has been subject to such filing requirements for the past 90 days. Yes X No _

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of the Regulation S-K is not contained herein, and need not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to the Form 10-K. [X]

As of March 1, 2002, there were 32,892,168 shares of the Registrant's Common Stock outstanding. The aggregate market value of Common Stock held by non-affiliates was $409 million (based upon non-affiliate holdings of 32,187,511 shares and a market price of $12.70 per share).

Documents Incorporated by Reference:

Proxy Statement for the 2002 Annual Meeting of Shareholders (portions of which are incorporated by reference in Part III hereof).

GENERAL CABLE CORPORATION
INDEX TO ANNUAL REPORT
ON FORM 10-K

PART I.

Item 1. Business

General Cable Corporation (the Company) is a leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the communications, energy, industrial and specialty markets. Communications wire and cable transmit low-voltage signals for voice, data, video and control applications. Energy cables include low-, medium- and high-voltage power distribution and power transmission products. Industrial and specialty wire and cable products conduct electrical current for industrial and commercial power and control applications. The Company believes that its principal competitive strengths include its breadth of product line; brand recognition; distribution and logistics; service and operating efficiency.

The Company is a Delaware corporation and was incorporated in April 1994. Its principal executive offices are located at 4 Tesseneer Drive, Highland Heights, Kentucky 41076-9753 and its telephone number is (859) 572-8000.

The Company and its predecessors have served various wire and cable markets for over 150 years. The Company's immediate predecessor (Predecessor) was a unit of American Premier Underwriters, Inc. (American Premier), previously known as The Penn Central Corporation. American Premier acquired the Company's existing wire and cable business in 1981 and significantly expanded the business between 1988 and 1991 by acquiring Carol Cable Company, Inc. and other wire and cable businesses and facilities. In June 1994, a subsidiary of Wassall PLC (Wassall) acquired the Predecessor by purchase of General Cable's outstanding subordinated promissory note, the General Cable common stock held by American Premier and a tender offer for the publicly-held General Cable common stock. Between May and August 1997, Wassall consummated public offerings for the sale of all of its interest in General Cable's common stock. The Company has operated as an independent public company since completion of the offerings.

During 1999, the Company acquired the worldwide energy cable and cable systems businesses of Balfour Beatty plc, previously known as BICC plc, with operations in the United States, Canada, Europe, Africa, the Middle East and Asia Pacific (the Acquisition). The Acquisition was completed in three phases during 1999 for a total payment of $385.8 million. The Acquisition was accounted for as a purchase, and accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements for periods after the respective closing dates.

In December 1999, the Company decided to sell certain businesses acquired from BICC plc due to their deteriorating operating performance. On February 9, 2000, the Company signed a definitive agreement with Pirelli Cavi e Sistemi, S.p.A., of Milan, Italy for the sale of the stock of these businesses; the sale was completed in the third quarter of 2000. The businesses sold consisted primarily of the operations in the United Kingdom, Italy and Africa and a joint venture interest in Malaysia. Gross proceeds of $180 million were received during the third quarter of 2000 as a down payment against the final post-closing adjusted purchase price. During the third quarter of 2001, the final post-closing adjusted purchase price was agreed as $164 million resulting in the payment of $16 million to Pirelli.

In September 2000, the Company acquired Telmag S.A. de C.V., a Mexico-based manufacturer of telecommunications cables for $23.0 million. The acquisition brought in-house additional outside plant telecommunications cable capacity as well as provided available capacity for a broad range of telecommunications cables.

In March 2001, the Company sold the shares of its Pyrotenax business unit to Raychem HTS Canada, Inc., a business unit of Tyco International, Ltd., for $60 million, subject to closing adjustments. The business unit, with operations in Canada and the United Kingdom, principally produced mineral insulated high-temperature cables.

In September 2001, the Company announced its decision to exit the consumer cordsets business. As a result of this decision, the Company closed its Montoursville, Pennsylvania plant. This facility manufactured cordset products including indoor and outdoor extension cords, temporary lighting and extension cord accessories.

In October 2001, the Company sold substantially all of the manufacturing assets and inventory of its building wire business to Southwire for $82 million of cash proceeds and the transfer to the Company of certain data communication cable manufacturing equipment. Under the building wire sale agreement, Southwire purchased the inventory and substantially all of the property, plant and equipment located at the Company's Watkinsville, Georgia and Kingman, Arizona facilities and the wire and cable manufacturing equipment at its Plano, Texas facility. General Cable retained and continues to operate its copper rod mill in Plano. However, the Company has closed its Plano wire mill. The assets sold were used in manufacturing building wire products principally for the retail and electrical distribution markets.

As a result of the asset sales and divestitures, the Company has repositioned its operations into three main lines or segments: Communications, Energy and Industrial and Specialty businesses. The following table sets forth summarized financial information by reportable segment for the years ended December 31 (in millions). Beginning in the third quarter of 2001, the Company has reported the Building Wire and Cordsets segment as discontinued operations for financial reporting purposes. The prior periods have been restated to reflect this change. For the years 2000 and 1999, the financial information has been shown for the total company on an as reported basis and for the ongoing businesses after the closing of the transaction with Pirelli on a proforma basis. Certain reclassifications have been made to the prior years to conform to the current year segment presentation.

	Total Company		
	2001	2000	1999
Net Sales:			
Communications	$ 592.0	$ 631.8	$ 520.2
Energy	521.8	733.6	505.3
Industrial and Specialty	537.6	796.7	579.8
	$1,651.4	$2,162.1	$1,605.3
Operating Income:			
Communications	$ 48.5	$ 59.8	$ 49.7
Energy	35.3	(24.4)	39.8
Industrial and Specialty	24.3	29.7	28.3
	108.1	65.1	117.8
Unusual Items and Other Costs	(3.8)	(31.0)	(24.5)
	$ 104.3	$ 34.1	$ 93.3

	Ongoing Businesses		
	2001	Proforma 2000	Proforma 1999
Net Sales:			
Communications	$ 592.0	$ 631.8	$ 520.2
Energy	521.8	544.9	292.3
Industrial and Specialty	537.6	602.0	423.8
	$1,651.4	$1,778.7	$1,236.3
Operating Income:			
Communications	$ 48.5	$ 59.8	$ 49.8
Energy	35.3	40.0	17.9
Industrial and Specialty	24.3	30.6	28.9
	108.1	$ 130.4	$ 96.6
Unusual Items and Other Costs	(3.8)	-	-
	$ 104.3	$ 130.4	$ 96.6

During 2001, the Company has operated its businesses in three geographic regions: 1) North America, 2) Europe and 3) Oceania.

North America

The principal products, markets, distribution channels and end-users of each of General Cable's North American product categories are summarized below:

Product Category	Principal Products	Principal Markets	Principal Distribution Channels	Principal End-Users
Communications Group:				
Outside Voice and Data	Outside Plant Telecommunications Cable; Outside Service Wire	Telecom Local Loop	Direct; Distributors	Telecommunications System Operators
Data Communications	Multi-Conductor/Multi-Pair; Fiber Optic Cable; Shipboard; Military Fiber Cable	Computer Networking and Multimedia Applications	Distributors; Direct	Contractors; Original Equipment Manufacturers ("OEMs"); Systems Integrators; Military Customers
Electronics	Multi-Conductor; Coaxial Cable; Sound, Security/ Fire Alarm	Building Management; Entertainment; Equipment Control	Distributors; Retailers; Direct	Contractors; Consumers; Industrial
Communication Assemblies	Cable Harness; Connector Cables	Telecommunication; Industrial Equipment; Medical Equipment	Direct	Communications and Industrial Equipment Manufacturers
Energy Group:				
Utility	Low-Voltage, Medium-Voltage Distribution Cable; Bare Overhead Conductor; High-Voltage Transmission	Power Utility	Investor-Owned Utility Companies; Direct; Distributors; Public Power	Investor-Owned Utility Companies; Public Power; Municipals and Rural Electric Associations; Contractor (Utility) Development
Industrial and Specialty Group:				
Instrumentation, Power, Control and Specialty	Rubber and Plastic- Jacketed Wire and Cable; Power and Industrial Cables; Instrumentation Control	Industrial Power and Control; Utility/Marine/ Transit; Military; Mining; Power Generation	Distributors; Retailers; Direct; OEMs	Industrial; Consumers; Contractors; OEMs; Military Customers
Automotive	Ignition Wire Sets; Booster Cables	Automotive Aftermarket	Retailers; Distributors	Consumers

Communications Group

The Communications Group manufactures and sells wire and cable products for voice, data and video transmission applications (Outside Voice and Data Products), multi-conductor/multi-pair and fiber optic cables used for computer and telephone interconnections in telephone company central offices and customer premises (Data Communications Products), and specialty products for use in machinery and instrument interconnection, audio, computer, security and other applications (Electronics) and harnesses and assemblies for telecommunications equipment manufacturers, industrial equipment manufacturers and medical equipment manufacturers (OEM Products).

Outside Voice and Data Products

General Cable's principal Outside Voice and Data Products are outside plant telecommunications cable and outside service wire. Outside plant telecommunications cable is short haul trunk, feeder or distribution cable from a telephone company central office to the subscriber premises. It consists of multiple paired conductors (ranging from 2 pairs to 4,200 pairs) and various types of sheathing, water-proofing, foil wraps and metal jacketing. Outside service wire is used to connect telephone subscriber premises to curbside distribution cable. During 2000, the Company expanded its manufacturing capacity of telecommunications cable through the acquisition of Telmag, S.A. de C.V.

General Cable sells its Outside Voice and Data Products primarily to telecommunications system operators through its direct sales force under supply contracts of varying lengths, and also to telecommunications distributors. The agreements do not guarantee a minimum level of sales. Product prices are subject to periodic adjustment based upon changes in the cost of copper and other factors.

Data Communications Products

The Company's Data Communications Products are high-bandwidth twisted pair copper and fiber optic cable for the customer premise, local area networks, central office and OEM telecommunications equipment markets. Customer premise products are used for wiring at subscriber premises, and include computer, riser rated and plenum rated wire and cable. Riser cable runs between floors and plenum cable runs in air spaces, primarily above ceilings in non-residential structures. Local area network cables run between computers along horizontal race ways and in backbones between servers. Central office products interconnect components within central office switching systems and public branch exchanges. General Cable sells Data Communications Products primarily through distributors and agents under the General Cable® brand name.

Electronics and Communications Assemblies

The Company's Electronics Products include multi-conductor, multi-pair, coaxial, hook-up, audio and microphone cables, speaker and television lead wire, high temperature and shielded electronic wire. Primary uses for these products are various applications within the commercial, industrial instrumentation and control, and residential markets. These markets require a broad range of multi-conductor products for applications involving programmable controllers, robotics, process control and computer integrated manufacturing, sensors and test equipment, as well as cable for fire alarm, smoke detection, sprinkler control, entertainment and security systems. Many industrial and commercial environments require cables with exterior armor and/or jacketing materials that can endure exposure to chemicals, extreme temperatures and outside elements. The Company offers products that are specially designed for these applications.

Communications assemblies are used in communications switching systems and industrial control applications as well as medical equipment applications. These assemblies are used in such products as data processing equipment, telecommunications network switches, diagnostic imaging equipment, office machines and industrial machinery. General Cable's Industrial Instrumentation and Control Products are sold primarily through distributors and agents under the Carol® brand name.

Energy Group

The Energy Group manufactures and sells wire and cable products which include low-, medium- and high-voltage power distribution and power transmission products for overhead and buried applications.

Utility

The Company's Utility Cables business is the leader in the supply of medium-voltage power distribution cables to the North American electric utility industry. The business manufactures low- and medium-voltage aluminum and copper cable, bare overhead aluminum conductor, high-voltage transmission cable and aluminum strip. Low- and medium-voltage cables are used for power distribution in the investor-owned utility and public power segments. High-voltage cables and bare conductor cables are transmission circuits in industrial facilities and independent power producer generating stations. Bare overhead conductor cable and aluminum strip have various uses in utility and industrial applications.

The Utility business has strategic alliances in the United States and Canada with a number of major customers and is strengthening its position through these agreements. The business utilizes a network of direct sales and authorized distributors to supply low-, medium-voltage and bare overhead cable products. This market is represented by approximately 3,500 utility companies.

Industrial and Specialty Group

The Industrial and Specialty Group manufactures and sells wire and cable products for use in a wide variety of capital goods and consumer uses. The principal product categories of the Industrial and Specialty group are portable cord and specialty cables and automotive products.

Instrumentation, Power, Control and Specialty Cables

The Company manufactures and sells a wide variety of rubber and plastic insulated portable cord products for power and control applications serving industrial, mining, entertainment, OEM, farming and other markets. Portable cord products are used for the distribution of electrical power, but are designed and constructed to be used in dynamic and severe environmental conditions where a flexible but durable power supply is required. Portable cord products include both standard commercial cord and cord products designed to customer specifications. Portable rubber-jacketed power cord, the Company's largest selling cord product line, is typically manufactured without a connection device at either end and is sold in standard and customer-specified lengths. Portable cord is also sold to OEMs for use as power cords on their products and in other applications, in which case the cord is made to the OEMs' specifications. The Company also manufactures portable cord for use with moveable heavy equipment and machinery. General Cable's portable cord products are sold under the Carol® brand name, primarily through electrical distributors and electrical retailers to industrial customers, OEMs, contractors and consumers.

The Company's portable cords are used in the installation of new industrial equipment and the maintenance of existing equipment, and to supply electrical power at temporary venues such as festivals, sporting events, concerts and construction sites. The Company expects demand for portable cord to be influenced by general economic activity.

The Company's Industrial and Specialty products sold under the Brand Rex® brand name include low-voltage and data transmission cables, rail and mass transit cables, shipboard cables, off-shore platform cables, other industrial cables and cables for low-smoke, zero-halogen systems. Primary uses for these products include various applications within the power generating stations, marine, oil and gas, transit/locomotive, OEMs, machine builders, medical imaging, shipboard, aerospace industries, space flight and aircraft markets. Shipboard cables sold by the Company hold a leading position with the U.S. Navy. The Company's Polyrad® XT marine wire and cable products also provide superior properties and performance levels that are necessary for heavy-duty industrial applications to on and offshore platforms, ships and oil rigs.

Industrial cable products include medium- and low-voltage power, control and instrumentation cable, armored power cable, flexible control cables, festoon cables, robotic cables and industrial data communications cables. These products have various applications in generating stations and substations, process control, mining, material handling, machine tool and robotics markets.

Automotive Products

General Cable's principal automotive products are ignition wire sets and booster cables for sale to the automotive aftermarket. Booster cable sales are affected by the severity of weather conditions and related promotional activity by retailers. As a result, a majority of booster cable sales occur between September and January.

General Cable sells its automotive ignition wire sets and booster cables primarily to automotive parts retailers and distributors, hardware and home center retail chains and hardware distributors. The Company's automotive products are also sold on a private label basis to retailers and other automotive parts manufacturers.

Europe and Oceania

The principal products, markets, distribution channels and end-users of each of General Cable's Europe and Oceania product categories are summarized below:

Product Category	Principal Products	Principal Markets	Principal Distribution Channels	Principal End-Users
Power Transmission and Distribution	Low-Voltage, Medium-Voltage and High-Voltage Power Cable	Utility	Distributors; Direct	Contractors; Industrial Power
Industrial	Instrumentation Control; Automotive Cables	Industrial, Power and Control	OEMs; Distributors; Direct	Industrial; Mining; Oil and Gas
Construction	Low-Voltage, Medium-Voltage and High-Voltage Cable	Non-Residential and Residential Construction	Distributors; Wholesalers	Industrial; Contractors
Data Communications	Communications Cables	Telecommunications	Distributors; Direct; OEMs	Telecommunications Systems Operators

Europe

The European business consists of General Cable–Spain and General Cable Cel-Cat–Portugal, which produce cables for energy, communications and industrial applications. These businesses provide a wide range of wire and cable products to a diverse customer base, both directly and through distributors and retailers.

The European business is headquartered in Barcelona, Spain, and has three manufacturing units in the Barcelona area and a manufacturing unit in Lisbon, Portugal, all of which are supported by centralized marketing, sales and product planning. The main markets served are Spain, Portugal, France, Argentina, Israel, Brazil, Belgium and the UK, with approximately 70% of sales generated in the Iberian market and the remaining 30% representing export sales.

Oceania

The Oceania business consists of a headquarters and manufacturing facility in New Zealand, a manufacturing facility in Fiji and sales offices in New Zealand and Australia. The business offers a broad product range in the energy, communications and electrical markets principally serving New Zealand, Australia, Fiji, and the Pacific Islands with certain products also sold into Asia and the Middle East.

Competition

The markets for all of General Cable's products are highly competitive, and the Company experiences competition from at least one major competitor within each market. Due to the diversity of its product lines, however, the Company believes that no single competitor competes with the Company across the entire spectrum of the Company's product lines. General Cable believes that it has developed strong customer relations as a result of its ability to supply customer needs across a broad range of products, its commitment to quality control and continuous improvement, its continuing investment in information technology, its emphasis on customer service, and its substantial product and distribution resources.

Although the primary competitive factors for General Cable's products vary somewhat across the different product categories, the principal factors influencing competition are generally breadth of product line, inventory availability and delivery time, price, quality and customer service. Many of the Company's products are made to industry specifications, and are therefore essentially functionally interchangeable with those of competitors. However, the Company believes that significant opportunities exist to differentiate all of its products on the basis of quality, consistent availability, conformance to manufacturer's specifications and customer service. Within the communications market, conformance to manufacturer's specifications and technological superiority are also important competitive factors. Brand recognition is also a primary differentiating factor in the portable cord market and, to a lesser extent, in the Company's other product groups.

Raw Materials

The principal raw material used by General Cable in the manufacture of its wire and cable products is copper. General Cable purchases copper in either cathode, rod or wire form from a number of major domestic and foreign producers, generally through annual supply contracts. In 2001, the Company produced approximately 31% of the copper rod used in its North American manufacturing operations at its cast copper rod mill in Plano, Texas. As a result of the divestiture of its building wire business in October 2001, the Company expects that the Plano rod mill will produce approximately 50% of its copper rod requirements in 2002. Copper is available from many sources, and General Cable believes that it is not dependent on any single supplier of copper. In 2001, the Company's largest supplier of copper accounted for approximately 27% of the Company's North American copper purchases.

General Cable has centralized its copper purchasing in North America to capitalize on economies of scale and to facilitate the negotiation of favorable purchase terms from suppliers. The cost of copper has been subject to considerable volatility over the past several years. However, as a result of a number of practices intended to match copper purchases with sales, the Company's profitability has generally not been significantly affected by changes in copper prices. General Cable generally passes changes in copper prices along to its customers, although there are timing delays of varying lengths depending upon the type of product, competitive conditions and particular customer arrangements. Refer to Item 7A (Quantitative and Qualitative Disclosures About Market Risk) for further discussion of the impact of changing copper prices. The Company does not engage in speculative metals trading or other speculative activities, nor does it engage in activities to hedge the underlying value of its copper inventory.

Other raw materials utilized by the Company include aluminum, nylon, PVC resin and compounds, polyethylene and plasticizers, fluoropolymer compounds and a variety of filling, binding and sheathing materials. The Company believes that all of these materials are available in sufficient quantities through purchases in the open market.

Patents and Trademarks

General Cable believes that the success of its business depends more on the technical competence, creativity and marketing abilities of its employees than on any individual patent, trademark or copyright. Nevertheless, General Cable has a policy of seeking patents when appropriate on inventions concerning new products and product improvements as part of its ongoing research, development and manufacturing activities.

General Cable owns a number of U.S. and foreign patents and has patent applications pending in the U.S. and abroad. The Company also owns a number of U.S. and foreign registered trademarks and has many applications for new registrations pending.

Although in the aggregate these patents and trademarks are of considerable importance to the manufacturing and marketing of many of the Company's products, the Company does not consider any single patent or trademark or group of patents or trademarks to be material to its business as a whole. While General Cable occasionally obtains patent licenses from third parties, none are deemed to be material. Trademarks which are considered to be generally important are General Cable®, Anaconda®, BICC® and Carol®, and the General Cable triad symbol. General Cable believes that the Company's products bearing these trademarks have achieved significant brand recognition within the industry.

General Cable also relies on trade secret protection for its confidential and proprietary information. General Cable routinely enters into confidentiality agreements with its employees. There can be no assurance, however, that others will not independently obtain similar information and techniques or otherwise gain access to the Company's trade secrets or that the Company will be able to effectively protect its trade secrets.

Environmental Matters

The Company is subject to a variety of federal, state, local and foreign laws and regulations covering the storage, handling, emission and discharge of materials into the environment, including CERCLA, the Clean Water Act, the Clean Air Act (including the 1990 amendments) and the Resource Conservation and Recovery Act.

Company subsidiaries in the United States have been identified as potentially responsible parties (PRPs) with respect to several sites designated for cleanup under CERCLA or similar state laws, which impose liability for cleanup of certain waste sites and for related natural resource damages without regard to fault or the legality of waste generation or disposal. Persons liable for such costs and damages generally include the site owner or operator and persons that disposed or arranged for the disposal of hazardous substances found at those sites. Although CERCLA imposes joint and several liability on all PRPs, in application, the PRPs typically allocate the investigation and cleanup costs based, among other things, upon the volume of waste contributed by each PRP.

Settlements can often be achieved through negotiations with the appropriate environmental agency or the other PRPs. PRPs that contributed small amounts of waste (typically less than 1% of the waste) are often given the opportunity to settle as "de minimis" parties, resolving their liability for a particular site. The Company does not own or operate any of the waste sites with respect to which it has been named as a PRP by the government. Based on its review and other factors, the Company believes that costs to the Company relating to environmental clean-up at these sites will not have a material adverse effect on its results of operations, cash flows or financial position.

In the Wassall transaction in 1994, American Premier agreed to indemnify General Cable against liabilities (including all environmental liabilities) arising out of General Cable's or its predecessors' ownership or operation of the Indiana Steel & Wire Company and Marathon Manufacturing Holdings, Inc. businesses (which were divested), without limitation as to time or amount. American Premier also agreed to indemnify General Cable against 66 2/3% of all other environmental liabilities arising out of General Cable's or its predecessors' ownership or operation of other properties and assets in excess of $10 million but not in excess of $33 million, which were identified during the seven year period ended June 2001. Indemnifiable environmental liabilities through June 2001 were substantially below that threshold. In addition, General Cable also has claims against third parties with respect to some of these liabilities.

As part of the 1999 Acquisition, BICC plc agreed to indemnify General Cable against environmental liabilities existing at the date of the closing of the purchase of the business. The indemnity is for an eight year period ending in 2007, while General Cable operates the businesses subject to certain sharing of losses (with BICC plc covering 95% of losses in the first three years, 80% in years four and five and 60% in the remaining three years). The indemnity is also subject to the overall indemnity limit of $150 million which applies to all warranty and indemnity claims in the Acquisition. In addition, BICC plc assumed responsibility for cleanup of certain specific conditions at various sites operated by General Cable. In the sale of the European businesses to Pirelli in August 2000, the Company generally indemnified Pirelli against any environmental liabilities on the same basis as BICC plc indemnified the Company in the earlier Acquisition. However, the indemnity the Company received from BICC plc related to the European businesses sold to Pirelli terminated upon the sale of those businesses to Pirelli.

While it is difficult to estimate future environmental liabilities accurately, the Company does not currently anticipate any material adverse effect on its results of operations, financial condition or cash flows as a result of compliance with federal, state, local or foreign environmental laws or regulations or cleanup costs of the sites discussed above.

Employees

At December 31, 2001, approximately 6,700 persons were employed by General Cable, and collective bargaining agreements covered approximately 4,000 employees at various locations around the world. During the last five years, the Company has experienced one strike in North America which was settled on satisfactory terms. There have been no major strikes at European and Oceania facilities during the last five years. In North America, union contracts will expire at one facility in 2002 and at three facilities in 2003. In Europe and Oceania, labor agreements are generally negotiated on an annual or bi-annual basis. The Company believes that its relationships with its employees are good.

Item 2. Properties

General Cable's principal properties are listed below. The Company believes that its properties are generally well maintained and are adequate for the Company's current level of operations.

Location	Square Feet	Use/Product Line(s)	Owned or Leased
NORTH AMERICA			
Manufacturing Facilities:			
Marshall, TX	780,000	Aluminum Low-Voltage Energy Cables	Owned
Marion, IN	650,000	Industrial and Specialty Cables	Owned
Willimantic, CT	650,000	Industrial and Specialty Cables	Owned
Manchester, NH	533,000	Electronics Products	Owned
Lincoln, RI	398,000	Industrial and Specialty Cables and Automotive Products	Owned
Bonham, TX	360,000	Outside Voice and Data Products	Owned
Lawrenceburg, KY	339,000	Outside Voice and Data Products and Data Communications Products	Owned
Malvern, AR	295,000	Aluminum Medium-Voltage Energy Cables	Owned
Monticello, IL	250,000	Outside Voice and Data Products	Owned
DuQuoin, IL	240,000	Medium-Voltage Energy Cables	Owned
Altoona, PA	195,000	Automotive Products	Owned
Jackson, TN	180,000	Data Communications Cables and Fiber Optic Cables	Owned
Tetla, Mexico	159,000	Outside Voice and Data Products	Owned
South Hadley, MA	150,000	Bare Wire Fabricating	Owned
Taunton, MA	138,000	Bare Wire Fabricating	Leased
LaMalbaie, Canada	117,000	Low- and Medium-Voltage Energy Cables	Owned
Sanger, CA	105,000	Data Communications Cables	Owned
Distribution and Other Facilities:			
Lebanon, IN	198,000	Distribution Center	Leased
Chino, CA	189,000	Distribution Center	Leased
Highland Heights, KY	166,000	World Headquarters, Technology Center and Learning Center	Owned
Plano, TX	60,000	Rod Mill	Owned
EUROPE AND OCEANIA			
Barcelona, Spain[1]	1,080,000	Power Transmission and Distribution Cables and Industrial and Specialty Cables	Owned
New Zealand[1]	314,000	Power Distribution Cables, Industrial and Specialty Cables and Communications Cables	Owned
Lisbon, Portugal	255,000	Power Distribution Cables, Industrial and Specialty Cables and Communications Cables	Owned

(1) Certain locations represent a collection of facilities in the local area.

Item 3. Legal Proceedings

General Cable is subject to numerous federal, state, local and foreign laws and regulations relating to the storage, handling, emission and discharge of materials into the environment, including CERCLA, the Clean Water Act, the Clean Air Act (including the 1990 amendments) and the Resource Conservation and Recovery Act.

General Cable subsidiaries have been identified as PRPs with respect to several sites designated for cleanup under CERCLA or similar state laws, which impose liability for cleanup of certain waste sites and for related natural resource damages without regard to fault or the legality of waste generation or disposal. General Cable does not own or operate any of the waste sites with respect to which it has been named as a PRP by the government. Based on its review and other factors, management believes that costs to the Company relating to environmental clean-up at these sites will not have a material adverse effect on its results of operations, cash flows or financial position.

American Premier, in connection with the 1994 Wassall transaction, agreed to indemnify General Cable against liabilities (including all environmental liabilities) arising out of General Cable's or its predecessors' ownership or operation of the Indiana Steel & Wire Company and Marathon Manufacturing Holdings, Inc. businesses (which were divested by the Predecessor prior to the Wassall Acquisition), without limitation as to time or amount. American Premier also agreed to indemnify General Cable against 66 2/3% of all other environmental liabilities arising out of General Cable's or its predecessors' ownership or operation of other properties and assets in excess of $10 million but not in excess of $33 million which were identified during the seven year period ended June 2001. Indemnifiable environmental liabilities through June 2001 were substantially below that threshold. In addition, General Cable also has claims against third parties with respect to some of these liabilities. While it is difficult to estimate future environmental liabilities accurately, the Company does not currently anticipate any material adverse effect on its results of operations, financial condition or cash flows as a result of compliance with federal, state, local or foreign environmental laws or regulations or cleanup costs of the sites discussed above.

As part of the BICC Acquisition, BICC plc agreed to indemnify General Cable against environmental liabilities existing at the date of the closing of the purchase of the business. The indemnity is for an eight year period ending in 2007 while General Cable operates the businesses subject to certain sharing of losses (with BICC plc covering 95% of losses in the first three years, 80% in years four and five and 60% in the remaining three years). The indemnity is also subject to the overall indemnity limit of $150 million which applies to all warranty and indemnity claims in the transaction. In addition, BICC plc assumed responsibility for cleanup of certain specific conditions at several sites operated by General Cable and cleanup is mostly complete at those sites. In the sale of the European businesses to Pirelli in August 2000, the Company generally indemnified Pirelli against any environmental liabilities on the same basis as BICC plc indemnified the Company in the earlier Acquisition. However, the indemnity the Company received from BICC plc related to the European businesses sold to Pirelli terminated upon the sale of those businesses to Pirelli. At this time, there are no claims outstanding under the general indemnity provided by BICC plc.

There are approximately 10,000 pending non-maritime asbestos cases involving subsidiaries of General Cable. The majority of these cases involve plaintiffs alleging exposure to asbestos-containing shipboard cable, manufactured by General Cable's predecessors. In addition to the Company's subsidiaries, numerous other wire and cable manufacturers have been named as defendants in these cases. Most cases previously filed have been dismissed with prejudice and without an imposition of liability against General Cable. In some instances, individual cases have settled on a relatively nominal basis. In addition, subsidiaries of General Cable have been named, along with numerous other product manufacturers as defendants in approximately 32,000 suits in which plaintiffs' alleged that they suffered an asbestos-related injury while working in the maritime industry (MARDOC cases). These cases are currently managed under the supervision of the US District Court for the Eastern District of Pennsylvania (hereinafter the "District Court"). On May 1, 1996, the District Court ordered that all pending MARDOC cases be dismissed without prejudice for failure to plead sufficient facts. Under that order of dismissal, all future MARDOC cases filed by the plaintiff's attorney are required to be accompanied by a filing fee for each new complaint. These cases can only be removed from the inactive docket if the plaintiff is able to prove an asbestos-related injury, and show specific product identification as to each defendant against whom the plaintiff chooses to proceed. Based upon its experience to date, the Company does not believe that the outcome of the pending non-maritime and/or MARDOC asbestos cases will have a material adverse effect on its results of operation, cash flows or financial position.

In January 1994, General Cable entered into a settlement agreement with certain principal primary insurers concerning liability for the costs of defense, judgments and settlements, if any, in all of the asbestos litigation described above. Subject to the terms and conditions of the settlement agreement, the insurers are responsible for a substantial portion of the costs and expenses incurred in the defense or resolution of such litigation. Accordingly, based on (1) the terms of the insurance settlement agreement; (2) the relative costs and expenses incurred in the disposition of past asbestos cases; (3) reserves established on the books of the Company which are believed to be reasonable; and (4) defenses available to the Company in the litigation, the Company believes that the resolution of the present asbestos litigation will not have a material adverse effect on its results of operations, cash flows or financial position. Liabilities incurred in connection with asbestos litigation are not covered by the American Premier indemnification.

General Cable is also involved in various routine legal proceedings and administrative actions. In the opinion of the Company's management, such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on its results of operations, cash flows or financial position.

Item 4. Submission of Matters to a Vote of Security Holders

None during the fourth quarter of 2001.

Disclosure Regarding Forward-Looking Statements

All statements, other than statements of historical fact, in the 2001 Annual Report, including without limitation statements regarding future financial results, performance and earnings growth and trends, future product demand, market, industry and customer spending upturn, market size and outlook, future operational results, industry inventory situations, cost savings, litigation exposure, debt reduction and future orders and their size, are considered forward-looking statements. Important factors that could cause actual results to differ materially from those discussed in the forward-looking statements include: domestic and local country price competition, particularly in certain segments of the industrial and specialty markets, and other competitive pressures; general economic conditions, particularly in construction; the Company's ability to retain key customers and distributors; the Company's ability to increase manufacturing capacity; the Company's ability to successfully integrate acquisitions and complete divestitures; the cost of raw materials, including copper and aluminum; foreign currency exchange rate fluctuations; the level of demand, product mix and capital spending for products serving various segments of the communications markets; the Company's ability to successfully introduce new or enhanced products; the impact of technological changes and the impact or threat of competing technologies; the Company's ability to achieve productivity improvements; the impact of changes in industry standards and the regulatory environment; and the effects and impacts of acts of terrorism carried out in domestic and foreign countries, which relate to our personnel, facilities and businesses.

Item 5. Market for Registrant's Common Stock and Related Stockholder Matters

General Cable's common stock, $0.01 par value (Common Stock), is traded on the New York Stock Exchange (NYSE) under the symbol "BGC". The following table sets forth the high and low daily sales prices for the Common Stock as reported on the NYSE for the period from January 1, 2000 to December 31, 2001:

	2000		2001	
	High	Low	High	Low
First Quarter	$13.00	$6.69	$12.10	$4.50
Second Quarter	$ 9.44	$5.75	$18.98	$8.75
Third Quarter	$ 9.75	$7.25	$19.24	$9.20
Fourth Quarter	$ 7.88	$4.19	$13.43	$9.40

General Cable has paid a $0.05 per share dividend on its Common Stock each quarter since the fourth quarter of 1997 and intends to pay a $0.05 quarterly dividend in the future. The payment of dividends is subject to the discretion of the Board of Directors and the requirements of Delaware law and will depend upon general business conditions, the financial performance of the Company and other factors the Board of Directors may consider relevant. The Company's Credit Facility contains certain provisions that restrict the ability of the Company to pay dividends or to repurchase its Common Stock.

Item 6. Selected Financial Data

The selected financial data set forth in the following table for the years ended December 31, 2001, 2000, 1999, 1998 and 1997 were derived from audited consolidated financial statements. The following selected financial data should be read in conjunction with "Management's Discussion and Analysis of Financial

Condition and Results of Operations", the consolidated financial statements of the Company and related notes thereto. The financial data presented below contains those operations sold to Pirelli during 2000 up through the date of sale. Certain reclassifications have been made to conform to current years presentation.

	Year Ended December 31,				
	2001	2000	1999	1998	1997
Statement of Operations Data:					
(in millions, except per share data)					
Net sales	$1,651.4	$2,162.1	$1,605.3	$ 660.1	$ 623.0
Asset impairment charge	-	-	24.5	-	-
Other costs	7.0	-	-	-	-
Gross profit	240.7	291.7	268.0	140.2	111.7
Unusual items	(3.2)	31.0	-	-	-
Operating income	104.3	34.1	93.3	78.0	50.6
Other income	8.1	-	-	-	-
Interest expense, net	(43.9)	(59.8)	(38.0)	(9.6)	(9.5)
Other financial costs	(10.4)	(3.3)	-	-	-
Earnings (loss) before income taxes	58.1	(29.0)	55.3	68.4	41.1
Income tax benefit (provision)	(20.6)	10.3	(19.6)	(25.7)	(16.0)
Income (loss) from continuing operations	37.5	(18.7)	35.7	42.7	25.1
Income (loss) from discontinued operations	(6.8)	(7.7)	(1.5)	28.5	28.1
Loss on disposal of discontinued operations	(32.7)	-	-	-	-
Net income (loss)	(2.0)	(26.4)	34.2	71.2	53.2
Earnings (loss) of continuing operations per common share (1)	$ 1.14	$ (0.56)	$ 0.99	$ 1.16	$ 0.68
Earnings (loss) of continuing operations per common share-assuming dilution (1)	$ 1.13	$ (0.56)	$ 0.99	$ 1.14	$ 0.68
Earnings (loss) of discontinued operations per common share (1)	$ (1.20)	$ (0.23)	$ (0.04)	$ 0.77	$ 0.77
Earnings (loss) of discontinued operations per common share – assuming dilution (1)	$ (1.19)	$ (0.23)	$ (0.04)	$ 0.76	$ 0.76
Earnings (loss) of total company per common share (1)	$ (0.06)	$ (0.79)	$ 0.95	$ 1.93	$ 1.45
Earnings (loss) of total company per common share - assuming dilution (1)	$ (0.06)	$ (0.79)	$ 0.95	$ 1.90	$ 1.44
Weighted average shares outstanding (1)	32.8	33.6	35.9	36.8	36.6
Weighted average shares outstanding - assuming dilution (1)	33.1	33.6	35.9	37.5	36.9
Other Data:					
Average daily COMEX price per pound of copper cathode	$ 0.73	$ 0.84	$ 0.72	$ 0.75	$ 1.04
Average daily price per pound of aluminum rod	$ 0.69	$ 0.75	$ 0.66	$ 0.66	$ 0.78
Capital expenditures	$ 54.9	$ 56.0	$ 97.6	$ 75.5	$ 42.6

	December 31,				
Balance Sheet Data:	2001	2000	1999	1998	1997
Working capital	$ 169.9	$ 375.3	$ 468.2	$ 233.8	$ 225.9
Total assets	1,005.3	1,319.2	1,568.3	651.0	563.7
Long-term debt	421.0	611.9	726.2	246.8	238.5
Dividends to shareholders	6.6	6.7	7.4	6.1	43.8
Shareholders' equity	104.9	128.5	177.3	177.2	122.4

Footnotes

(1) Earnings (loss) per share were computed based on the weighted average common shares outstanding for each period, adjusted on a retroactive basis for a three-for-two stock split. Earnings (loss) per common share - assuming dilution were computed after giving effect to the dilutive effect of stock options and restricted stock units outstanding.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

General

General Cable Corporation is a leader in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the communications, energy, industrial and specialty markets. Communications wire and cable products transmit low-voltage signals for voice, data, video and control applications. Energy cables include low-, medium- and high-voltage power distribution and power transmission products. Industrial and specialty wire and cable products conduct electrical current for industrial and commercial power and control applications.

During 1999, the Company acquired the worldwide energy cable and cable systems businesses of Balfour Beatty plc, formerly known as BICC plc, with operations in the United States, Canada, Europe, Africa, the Middle East and Asia Pacific (the Acquisition). The Acquisition was completed in three phases during 1999 for a total payment of $385.8 million. The Acquisition was accounted for as a purchase, and accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements for periods after the respective closing dates.

In December 1999, the Company decided to sell certain business units due to their deteriorating operating performance. On February 9, 2000, the Company signed a definitive agreement with Pirelli Cavi e Sistemi S.p.A., of Milan, Italy, for the sale of the stock of these businesses for proceeds of $216 million, subject to closing adjustments. The closing adjustments included changes in net assets of the businesses sold since November 30, 1999, resulting from operating losses and other adjustments as defined in the sale agreement. The businesses sold were acquired from BICC plc during 1999 and consisted primarily of the operations in the United Kingdom, Italy and Africa and a joint venture interest in Malaysia. Gross proceeds of $180 million were received during the third quarter of 2000 as a down payment against the final post-closing adjusted purchase price. During the third quarter of 2001, the final post-closing adjusted purchase price was agreed as $164 million resulting in the payment of $16 million to Pirelli. The Company provided for a larger settlement amount in the third quarter of 2000, and therefore, $7 million of income was recognized in the third quarter of 2001. Proceeds from the transaction have been used to reduce the Company's outstanding debt.

In September 2000, the Company acquired Telmag S.A. de C.V., a Mexico-based manufacturer of telecommunications cables for $23.0 million. The acquisition brought in-house additional outside plant telecommunications cable capacity as well as provided available capacity for a broad range of telecommunications cables.

In March 2001, the Company sold the shares of its Pyrotenax business unit to Raychem HTS Canada, Inc., a business unit of Tyco International, Ltd., for $60 million, subject to closing adjustments. The business unit, with operations in Canada and the United Kingdom, principally produced mineral insulated high-temperature cables. The proceeds from the transaction were used to reduce the Company's debt.

In September 2001, the Company announced its decision to exit the consumer cordsets business. As a result of this decision, the Company closed its Montoursville, Pennsylvania plant. This facility manufactured cordset products including indoor and outdoor extension cords, temporary lighting and extension cord accessories.

In October 2001, the Company sold substantially all of the manufacturing assets and inventory of its building wire business to Southwire for $82 million of cash proceeds and the transfer to the Company of certain data communication cable manufacturing equipment. Under the building wire sale agreement, Southwire purchased the inventory and substantially all of the property, plant and equipment located at the Company's Watkinsville, Georgia and Kingman, Arizona facilities and the wire and cable manufacturing equipment at its Plano, Texas facility. General Cable retained and continues to operate its copper rod mill in Plano, however the Company has closed its Plano wire mill. The assets sold were used in manufacturing building wire products principally for the retail and electrical distribution markets. Proceeds from the transaction have been used to reduce the Company's outstanding debt.

General Cable has not yet agreed with Raychem HTS Canada, Inc. or Southwire on the closing net asset balances of the respective transactions. If the parties are unable to resolve the disputed net asset adjustments, the dispute may proceed to arbitration under the terms of the sale contracts. While the ultimate outcome of the above-mentioned matters cannot be ascertained at this time, based on information currently available, including a review of the proposed net asset adjustments, management of General Cable believes the outcome of the disputes will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of General Cable. Should final settlements be reached that are materially different than that currently provided for in the balance sheet of the Company, the Company will have to recognize such differences in its income statement.

General Cable's reported net sales are directly influenced by the price of copper and to a lesser extent aluminum. The price of copper and aluminum has been subject to considerable volatility, with the daily selling price of copper cathode on the COMEX averaging $0.73 per pound in 2001, $0.84 per pound in 2000 and $0.72 per pound in 1999 and the daily selling price of aluminum rod averaging $0.69 per pound in 2001, $0.75 per pound in 2000 and $0.66 per pound in 1999. However, as a result of a number of practices intended to match copper and aluminum purchases with sales, General Cable's profitability has generally not been significantly affected by changes in copper and aluminum prices. General Cable generally passes changes in copper and aluminum prices along to its customers, although there are timing delays of varying lengths depending upon the type of product, competitive conditions and particular customer arrangements. General Cable does not engage in speculative metals trading or other speculative activities. Also, the Company does not engage in activities to hedge the underlying value of its copper and aluminum inventory.

Management's Discussion and Analysis of the Financial Condition and Results of Operations are based on the Company's consolidated financial statements, which have been prepared in accordance with accounting principals generally accepted in the United States of America. A summary of significant accounting policies are described in Note 2 to the Consolidated Financial Statements. The application of these policies requires management to make estimates and judgments that affect the amounts reflected in the financial statements. Management based its estimates and judgments on historical experience and on various other factors that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. The critical judgments impacting the financial statements include inventory valuation and deferred income taxes.

General Cable utilizes the last-in first-out (LIFO) method of inventory accounting for its metals inventory. The Company's use of the LIFO method results in its income statement reflecting the current costs of metals, while metals inventories in the balance sheet are valued at historical costs as the LIFO layers were created. As a result of declining copper prices, the historic LIFO cost of the Company's copper inventory exceeded its replacement cost by approximately $21 million at December 31, 2001. If the Company were not able to recover the LIFO value of its inventory at a profit in some future period when replacement costs were lower than the LIFO value of the inventory, the Company would be required to take a charge to recognize in its income statement all or a portion of the higher LIFO value of the inventory. Additionally, if LIFO inventory quantities were reduced in a period when replacement costs were lower than the LIFO value of the inventory, the Company would experience a decline in reported margins.

General Cable records a valuation allowance to reduce its deferred tax assets to the amount that it believes is more likely than not to be realized. While the Company has considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event the Company were to determine that it would not be able to realize all or part of its net deferred tax assets in the future, an adjustment to the deferred tax assets would be charged to income in the period such determination was made. Likewise, should the Company determine that it would be able to realize its deferred tax assets in the future in an amount that was in excess of its net recorded amount, an adjustment to the deferred tax assets would increase income in the period such determination was made.

General Cable generally experiences certain seasonal trends in sales and cash flow. Larger amounts of cash are generally required during the first and second quarters of the year to build inventories in anticipation of higher demand during the spring and summer months, when construction activity increases. In general, receivables related to higher sales activity during the spring and summer months are collected during the third and fourth quarters of the year.

Results of Operations

The following table sets forth, for the periods indicated, statement of operations data in millions of dollars and as a percentage of net sales. Beginning in the third quarter of 2001, the Company has reported the building wire and cordsets segment as discontinued operations for financial reporting purposes. The prior periods have been restated to reflect this change. For the years 2000 and 1999, the results of operations are split between the ongoing businesses after the closing of the transaction with Pirelli and those that have been divested. Percentages may not add due to rounding.

	Ongoing Businesses Year Ended December 31,					
	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Net sales	$1,651.4	*100.0%*	$1,778.7	*100.0%*	$1,236.3	*100.0%*
Cost of sales	1,403.7	*85.0*	1,486.8	*83.6*	1,023.1	*82.8*
Other costs	7.0	*0.4*	-	-	-	-
Total cost of sales	1,410.7	*85.4*	1,486.8	*83.6*	1,023.1	*82.8*
Gross profit	240.7	*14.6*	291.9	*16.4*	213.2	*17.2*
Selling, general and administrative expenses	139.6	*8.5*	161.5	*9.1*	116.6	*9.4*
Unusual items	(3.2)	*(0.2)*	-	-	-	-
Operating income	104.3	*6.3*	130.4	*7.3*	96.6	*7.8*
Other income	8.1	*0.5*	-	-	-	-
Interest expense, net	(43.9)	*(2.7)*	(45.8)	*(2.6)*	(26.9)	*(2.2)*
Other financial costs	(10.4)	*(0.6)*	-	-	-	-
Earnings from continuing operations before income taxes	58.1	*3.5*	84.6	*4.8*	69.7	*5.6*
Income tax provision	(20.6)	*(1.2)*	(30.1)	*(1.7)*	(24.9)	*(2.0)*
Income from continuing operations	37.5	*2.3*	54.5	*3.1*	44.8	*3.6*
Loss from discontinued operations (net of tax)	(6.8)	*(0.4)*	(7.7)	*(0.4)*	(1.5)	*(0.1)*
Loss on disposal of discontinued operations (net of tax)	(32.7)	*(2.0)*	-	-	-	-
Net income (loss)	$ (2.0)	*(0.1)%*	$ 46.8	*2.6%*	$ 43.3	*3.5%*
Earnings of continuing operations per common share-assuming dilution	$ 1.13		$ 1.62		$ 1.25	
Loss of discontinued operations per common share-assuming dilution	$ (1.19)		$ (0.23)		$ (0.04)	
Earnings (loss) of ongoing businesses per common share-assuming dilution	$ (0.06)		$ 1.39		$ 1.21	

	Divested Businesses Year Ended December 31,			
	2000		1999	
	Amount	%	Amount	%
Net sales	$ 383.4	*100.0%*	$ 369.0	*100.0%*
Cost of sales	383.6	*100.0*	289.7	*78.5*
Other costs	-	-	24.5	*6.6*
Total cost of sales	383.6	*100.0*	314.2	*8.5*
Gross profit (loss)	(0.2)	-	54.8	*14.9*
Selling, general and administrative expenses	65.1	*17.0*	58.1	*15.7*
Unusual items	31.0	*8.1*	-	-
Operating loss	(96.3)	*(25.1)*	(3.3)	*(0.8)*
Interest expense, net	(14.0)	*(3.7)*	(11.1)	*(3.0)*
Other financial costs	(3.3)	*(0.9)*	-	-
Loss before income taxes	(113.6)	*(29.6)*	(14.4)	*(3.9)*
Income tax benefit	40.4	*10.5*	5.3	*1.4*
Net loss	$ (73.2)	*(19.1)%*	$ (9.1)	*(2.5)%*
Loss per common share—assuming dilution	$ (2.18)		$ (0.26)	

	Total Company Year Ended December 31,					
	2001		2000		1999	
	Amount	%	Amount	%	Amount	%
Net sales	$ 1,651.4	*100.0%*	$2,162.1	*100.0%*	$1,605.3	*100.0%*
Cost of sales	1,403.7	*85.0*	1,870.4	*86.5*	1,312.8	*81.8*
Other costs	7.0	*0.4*	-	-	24.5	*1.5*
Total cost of sales	1,410.7	*85.4*	1,870.4	*86.5*	1,337.3	*83.3*
Gross profit	240.7	*14.6*	291.7	*13.5*	268.0	*16.7*
Selling, general and administrative expenses	139.6	*8.5*	226.6	*10.5*	174.7	*10.9*
Unusual items	(3.2)	*(0.2)*	31.0	*1.4*	-	-
Operating income	104.3	*6.3*	34.1	*1.6*	93.3	*5.8*
Other income	8.1	*0.5*	-	-	-	-
Interest expense, net	(43.9)	*(2.7)*	(59.8)	*(2.8)*	(38.0)	*(2.4)*
Other financial costs	(10.4)	*(0.6)*	(3.3)	*(0.2)*	-	-
Earnings (loss) from continuing operations before income taxes	58.1	*3.5*	(29.0)	*(1.3)*	55.3	*3.4*
Income tax (provision) benefit	(20.6)	*(1.2)*	10.3	*0.5*	(19.6)	*(1.2)*
Income (loss) from continuing operations	37.5	*2.3*	(18.7)	*(0.9)*	35.7	*2.2*
Loss from discontinued operations (net of tax)	(6.8)	*(0.4)*	(7.7)	*(0.4)*	(1.5)	*(0.1)*
Loss on disposal of discontinued operations (net of tax)	(32.7)	*(2.0)*	-	-	-	-
Net income (loss)	$ (2.0)	*(0.1)*%	$ (26.4)	*(1.2)*%	$ 34.2	*2.1*%
Earnings (loss) of continuing operations per common share-assuming dilution	$ 1.13		$ (0.56)		$ 0.99	
Loss of discontinued operations per common share-assuming dilution	$ (1.19)		$ (0.23)		$ (0.04)	
Earnings (loss) of total company per common share-assuming dilution	$ (0.06)		$ (0.79)		$ 0.95	

Year Ended December 31, 2001 Compared with Year Ended December 31, 2000

The total company comparison is a net loss of $(2.0) million and loss per diluted share of $(0.06) in 2001 versus a loss of $(26.4) million or $(0.79) per share in 2000. As a result of the August 2000 sale to Pirelli, the Company recognized a $34.3 million charge in 2000. This charge was related to severance, transaction costs, warranty and other claims, the realization of the foreign exchange translation loss on the divested businesses that was previously charged directly to equity and $3.3 million related to the write-off of unamortized bank fees due to the prepayment of indebtedness which resulted in a reduction in the borrowing capacity of the Company's credit facility.

Results of Ongoing Businesses

The net loss was $(2.0) million, or $(0.06) per diluted share, in 2001 compared to ongoing net income of $46.8 million, or $1.39 per diluted share, for the ongoing businesses in 2000. The Company reported net after-tax non-recurring items of $36.6 million in 2001 consisting of (i) a third quarter after-tax charge of $45.3 million related to the Company's decision to sell its building wire business to Southwire, exit the consumer cordsets business, eliminate four regional distribution centers, as well as severance and other closure costs; (ii) an after-tax gain of $4.5 million related to the settlement of the final post-closing adjusted purchase price with Pirelli for assets sold in 2000 and (iii) a net gain of $4.2 million, consisting of an after-tax gain related to the sale of the Pyrotenax business and a foreign exchange gain from the extinguishment of long-term debt in the United Kingdom, partially offset by one-time costs associated with the Company's Asset Backed Securitization program and a restructuring of the Company's interest costs. The after-tax components of the $45.3 million non-recurring charge are $13.8 million related to the sale of the building wire business, $10.7 million for exiting the consumer cordsets business, $11.4 million for the optimization of the Company's distribution network and disposal of inventory and $9.4 million for severance and other items. Excluding these non-recurring items, the results for 2001 were $34.6 million of net income or $1.05 per share, a decrease of 26% and 24%, respectively, from the 2000 ongoing results. The ongoing comparison excludes from the 2000 results the losses incurred in the businesses which were divested during 2000 to Pirelli Cavi e Sistemi, S.p.A.

The following table sets forth metal-adjusted net sales by segment, in millions of dollars. Net sales for the year 2000 have been adjusted to the 2001 copper COMEX average of $0.73 per pound and the aluminum rod average of $0.69 per pound.

	Metal-Adjusted Net Sales Year Ended December 31,			
	2001	*% of Ongoing Net Sales*	2000	*% of Ongoing Net Sales*
Communications Group	$ 592.0	*35.8%*	$ 615.3	*35.4%*
Energy Group	521.8	*31.6*	533.8	*30.6*
Industrial and Specialty Group	537.6	*32.6*	592.9	*34.0*
Total Ongoing metal-adjusted net sales	1,651.4	*100.0%*	1,742.0	*100.0%*
Metal adjustment	-		36.7	
Total Ongoing net sales	$1,651.4		$1,778.7	

Net sales decreased 7% to $1,651.4 in 2001 from $1,778.7 million for the proforma ongoing businesses in 2000. After adjusting 2000 net sales to reflect the $0.11 decrease in the average monthly COMEX price per pound of copper in 2001 and adjusting for the $0.06 decrease in the average aluminum rod price per pound in 2001, net sales decreased 5% to $1,651.4 million, down from $1,742.0 million in 2000. The decrease in metal-adjusted net sales reflects a 4% decrease in Communication Products, a 2% decrease in Energy Products and a 9% decrease in Industrial and Specialty Products.

The 4% decrease in Communication Products metal-adjusted net sales principally relates to lower sales volume of high bandwidth networking cables and outside plant telecommunications cable. Sales volume for both of these products has decreased year over year with the largest decrease occurring in the second half of 2001 as key customers reduced their capital spending. These sales volume decreases were partially offset by improved selling prices during 2001 for outside plant telecommunications cable. Additionally, metal-adjusted net sales in the Company's international operations increased over 70% from the prior year principally as a result of the Company's entry into the Iberian Communications market in 2001. The Company anticipates that telecommunications customer's capital spending will continue at the reduced levels experienced during the fourth quarter of 2001 for the first half of 2002 with improvement during the second half of the year. A similar pattern is expected from networking cable customers.

The decrease of 2% in metal-adjusted net sales in the Energy Products segment is the result of lower sales price for certain segments of the North American energy cable market. Sales volume in the North American energy market was flat compared to 2000 sales volume. Metal-adjusted net sales in the International Energy cable market were 5% greater than the prior year primarily due to sales volume increases. The Company anticipates that sales volume for North American customers will improve during 2002 as these customers are now addressing capital projects that were previously deferred. These capital projects include enhancements to the transmission and distribution power grid.

The 9% decrease in Industrial and Specialty Products metal-adjusted net sales includes the negative impact of the March 2001 divestiture of the Pyrotenax business. Excluding the impact of the Pyrotenax divestiture, Specialty Products metal-adjusted net sales decreased 2% from the prior year. This decrease is primarily the result of continued weak demand in many industrial sectors of the North American economy. This decrease is partially offset by a 3% increase in metal-adjusted net sales for the Company's international operations. The Company expects continued weak 2002 sales volume as the bulk of the end-markets for the North American Industrial Cables are still in recession.

Selling, general and administrative expense decreased to $139.6 million in 2001 from proforma $161.5 million for the ongoing businesses in 2000 reflecting the lower sales volume and a reduction in controllable spending in response to general economic conditions. Selling, general and administrative expense as a percent of metal-adjusted net sales decreased by approximately 80 basis points, from 9.3% in 2000 to 8.5% in 2001.

During 2001, the Company reported non-recurring unusual items of $3.2 million. The unusual items consist of a pre-tax gain of $23.8 million relating to the first quarter sale of the Company's Pyrotenax business and a $7.0 million gain related to the settlement of the post-closing adjusted purchase price with Pirelli for assets sold in 2000, partially offset by costs of $27.6 million incurred for the closure of a manufacturing plant, headcount reductions throughout its worldwide operations, the divestiture of a non-strategic business which designed and manufactured extrusion tooling and accessories and certain other costs. Also during the third quarter of 2001, the Company recorded other costs of $7.0 million related to the disposal of inventory as part of the Company's optimization of its distribution network.

Operating income for the ongoing businesses, excluding the unusual items of $3.2 million and the other costs of $7.0 million noted above, decreased 17% to $108.1 in 2001 from $130.4 million in 2000. Operating income decreased principally as a result of reduced volumes in the Communications segment, increased manufacturing costs in the Industrial and Specialty segment, primarily as a result of lower production volumes, and lower pricing in the Energy segment. These reductions in operating income were partially offset by increased volume in European energy cables, favorable pricing in Communications cables and manufacturing productivity particularly in the Energy segment. Other income of $8.1 million is principally comprised of a foreign exchange gain on the extinguishment of long-term debt in the United Kingdom.

Net interest expense, excluding non-recurring items, was $43.9 million in 2001 compared to proforma $45.8 million for the ongoing businesses in 2000. The decrease reflects lower interest rates under the credit facility in 2001 and interest savings from the Company's Accounts Receivable Asset Backed Securitization program partially offset by increased borrowings during 2000 related to the funding of losses sustained during the prolonged European Union approval process for the business units divested in the third quarter 2000 Pirelli transaction, as well as higher credit spreads. Interest expense for the ongoing businesses for the year ended 2000 was computed on a proforma basis as if the sale to Pirelli occurred on January 1, 2000 for $216.0 million.

During 2001, the Company recorded other financial costs of $10.4 million as a result of recognizing $4.2 million of one-time costs associated with the implementation of its Asset Backed Securitization program. The Company also wrote off $2.0 million in unamortized bank fees as a result of a reduction in the borrowing capacity under the Company's credit facility due to the application of the Pyrotenax proceeds and the Asset Backed Securitization program proceeds against outstanding debt, and the Company recorded a loss of $4.2 million related to interest rate collars which were terminated. The collars were terminated in part due to the reduction of indebtedness associated with the Pyrotenax and Pirelli transactions, as well as to allow the Company to more fully benefit from the more favorable interest rate environment and future interest rate reductions.

The effective tax rate for 2001 and 2000 was 35.5%.

Year Ended December 31, 2000 Compared with Year Ended December 31, 1999

Results of Ongoing Businesses

Proforma net income from ongoing businesses was $46.8 million in 2000 compared to $43.3 million in 1999. Proforma fully diluted earnings per share were $1.39 per share for 2000 compared to $1.21 per share for the same period in 1999. Contributing to the improvement in earnings per share was a 35% increase in operating earnings and a 6% reduction in the number of fully diluted weighted average common shares outstanding in 2000 as a result of the Company's share repurchase program, partially offset by a $18.9 million increase in proforma interest expense.

The following table sets forth metal-adjusted net sales by segment in millions of dollars. Net sales for the year 1999 have been adjusted to the 2000 copper COMEX average of $0.84 per pound and the aluminum rod average of $0.75 per pound.

	Metal-Adjusted Net Sales Year Ended December 31,			
	2000	*% of Ongoing Net Sales*	1999	*% of Ongoing Net Sales*
Communications Group	$ 631.8	*35.5%*	$ 536.8	*42.3%*
Energy Group	544.9	*30.6*	302.0	*23.8*
Industrial and Specialty Group	602.0	*33.9*	430.4	*33.9*
Total Ongoing metal-adjusted net sales	1,778.7	*100.0%*	1,269.2	*100.0%*
Metal adjustment	-		(32.9)	
Total Ongoing net sales	$1,778.7		$1,236.3	

Proforma net sales from the ongoing businesses increased 44% to $1,778.7 in 2000 from $1,236.3 million for the same period in 1999. After adjusting 1999 net sales to reflect the $0.12 increase in the average monthly COMEX price per pound of copper in 2000 and the $0.09 increase in the average aluminum rod price per pound in 2000, net sales increased 40% to $1,778.7 million, up from $1,269.2 million in 1999. The increase in metal-adjusted net sales reflects a 40% increase in Industrial and Specialty Products, a 18% increase in Communications Products and a $242.9 million increase in Energy Products sales as a result of the Acquisition. The 40% increase in Industrial and Specialty Products net sales relates to the Acquisition and 9% volume growth in the pre-acquisition business. The 18% increase in Communication Products net sales reflects higher sales volume for both outside plant telecommunications cable and high bandwidth networking cables as well as higher selling prices for outside plant telecommunications cable.

Proforma selling, general and administrative expenses increased to $161.5 million for the ongoing businesses in 2000 from $116.6 million in 1999 primarily reflecting the Acquisition. Selling, general and administrative expenses as a percentage of metal-adjusted net sales decreased to 9.1% in 2000 from 9.2% in 1999.

Proforma operating income increased to $130.4 million for the ongoing businesses in 2000 from $96.6 million in 1999. The increase in operating income reflects operating income related to the acquired business, manufacturing cost reductions, sales volume growth and higher selling prices for outside plant telecommunications cable. These increases were partially offset by lower selling prices for energy products.

Proforma net interest expense was $45.8 million for the ongoing businesses in 2000 compared to $26.9 million in 1999. The increase principally reflects increased borrowings related to the Acquisition and higher interest rates in 2000 under the credit facility.

The effective tax rate for 2000 and 1999 was 35.5%.

Results of Divested Businesses

The results for the divested businesses reflect the actual operating results of the businesses through the closing date of August 25, 2000, a $34.3 charge related to the sale of the businesses and allocated interest costs incurred as if the sale to Pirelli occurred on January 1, 2000 for $216.0 million. The proforma net loss from the divested businesses was $73.2 million or $2.18 per share.

A significant portion of the net loss from the divested businesses resulted from the Supertension and Subsea Cables operation. The Supertension operation was severely impacted by low pricing levels as a result of excess capacity in the market and reduced project activity.

Operations in Italy and at Distribution Cables in the United Kingdom also experienced significant losses in 2000. Operations in Italy experienced demand which was significantly below the prior year and selling prices which declined in response to changes in the competitive nature of the market resulting from the partial privatization of the principal Italian utility company. The Distribution Cables business experienced demand levels below historical levels primarily due to lower orders from European utilities.

Liquidity and Capital Resources

In general, General Cable requires cash for working capital, capital expenditures, debt repayment, interest and taxes. General Cable's working capital requirements increase when it experiences strong incremental demand for products and/or significant copper and aluminum price increases. Based upon historical experience and the expected availability of funds under the credit facility, the Company expects that its sources of liquidity will be sufficient to enable it to meet its cash requirements for working capital, capital expenditures, debt repayment, interest and taxes in 2002.

On May 9, 2001, the Company completed an Accounts Receivable Asset Backed Securitization Financing transaction ("Securitization Financing"). The Securitization Financing provides for certain domestic trade receivables to be sold to a wholly-owned, special purpose, bankruptcy-remote subsidiary without recourse. This subsidiary in turn transfers the receivables to a trust which has issued, via private placement, floating rate five-year certificates in an initial amount of $145 million. In addition, a variable certificate component of up to $45 million for seasonal borrowings was established as a part of the Securitization Financing. This variable certificate component will fluctuate based on the amount of eligible receivables. Sales of receivables under this program result in a reduction of total accounts receivable reported on the Company's consolidated balance sheet. The Company's retained interest in the receivables are carried at their fair value which is estimated as the net realizable value. The net realizable value considers the relatively short liquidation period and includes an estimated provision for credit losses.

As a result of the building wire asset sale and the exit from the retail cordsets business, the Securitization Financing program will be downsized in the first quarter of 2002, through the repayment of a portion of the outstanding certificates, to $80 million. The repayment of the certificates will be funded by the collection of the outstanding building wire and retail cordsets accounts receivable. The $45 million seasonal borrowing component is unaffected.

Cash flow provided by operating activities in 2001 was $86.4 million. This reflects cash provided by accounts receivable of $161.6 million (including $145.0 million from the Securitization Financing), a $37.3 million decrease in inventories and a $3.9 million decrease in other assets partially offset by a decrease in accounts payable, accrued and other liabilities of $100.4 million and a net loss before depreciation and amortization, foreign currency translation adjustment, deferred income taxes and gain on sale of business of $16.0 million. The decrease in accounts receivable was principally due to a 15% decrease in fourth quarter 2001 reported net sales as compared to fourth quarter 2000 reported net sales. The decrease in inventories was principally due to the wind-down of the building wire business from the beginning of the year through the October 31, 2001 sale date. The significant decrease in accounts payable, accrued liabilities and other long-term liabilities was principally due to the funding of such amounts related to the Company's former retail cordset and building wire businesses in the fourth quarter of 2001 and the settlement of the sale price in the third quarter of 2001 for the assets sold to Pirelli in 2000.

Cash flow provided by investing activities was $94.0 million in 2001, principally reflecting $141.8 in net proceeds from the businesses sold to Southwire ($82 million), proceeds from sale of Pyrotenax business ($56.2 million) and the proceeds from the sale of the Company's extrusion tooling and accessories business ($3.6 million). Additionally, $6.7 million of proceeds were received from the sale of property, primarily the sale of land in Germany formerly used by the Company's now liquidated joint venture. These proceeds were partially offset by $54.9 million of capital expenditures.

Cash flow used by financing activities in 2001 was $185.0 million, primarily reflecting the pay down of long-term debt of $209.4 million using net proceeds from the Southwire sale, the sale of the Pyrotenax business, the sale of the Company's extrusion tooling and accessories business, the Accounts Receivable Securitization financing transaction and the German land sale partially offset by net additional borrowings of $33.2 million under General Cable's credit facility. The Company repurchased the remaining authorized amount of General Cable stock for $2.2 million pursuant to a previously approved plan to repurchase up to $50 million of its stock. Additionally, $6.6 million of dividends were paid to shareholders of common stock during the year.

The Company's current credit facility was entered into in 1999 with one lead bank as administrative agent, and a syndicate of lenders. The facility, as amended and reduced by prepayments, consists of: 1) term loans in Dollars in an aggregate amount up to $317.4 million, 2) term loans in Dollars and foreign currencies in an aggregate amount up to $31.2 million and 3) revolving loans and letters of credit in Dollars and foreign currencies in an aggregate amount up to $250.0 million. Borrowings are secured by assets of the Company's North American operations and a portion of the stock of its non-North American subsidiaries and are also guaranteed by the Company's principal operating subsidiaries.

Borrowings under the credit facility were $429.0 million at December 31, 2001. Loans under the credit facility bear interest, at the Company's option, at (i) a spread over LIBOR or (ii) a spread over the Alternate Base Rate, which is defined as the higher of (a) the agent's Prime Rate, (b) the secondary market rate for certificates of deposit (adjusted for reserve requirements) plus 1% or (c) the Federal Funds Effective Rate plus 1/2 of 1%.

A commitment fee accrues on the unused portion of the credit facility. The commitment fee ranges between 35 and 50 basis points per annum and the spread over LIBOR on all loans under the facility ranges between 175 and 325 basis points per annum. Both the commitment fee and the spread over LIBOR are subject to periodic adjustment depending upon the Company's Leverage Ratio. The facility restricts certain corporate acts and contains required financial ratios and other covenants. The credit agreement was amended in March 2000 to permit the sale of certain business units to Pirelli as well as to increase flexibility within its financial covenants during the year. The Company further amended the credit facility in January 2001 to permit increased financial flexibility including substantial alteration of financial covenants for the remaining life of the credit facility, to permit the Company to implement the Securitization Financing and, to permit the sale of the Pyrotenax business unit. As a result of this amendment, the spread over LIBOR increased by 25 basis points across all levels of its pricing grid. One-time fees and expenses associated with the amendment were approximately $2.6 million and are being amortized over the remaining life of the credit agreement. As a result of this Amendment, the Company is restricted in its ability to repurchase shares until it reaches certain financial ratios.

Under the terms of the January 2001 amendment to the credit facility, the covenant regarding the Company's Leverage Ratio will be adjusted downward by 50 basis points from 4.25 times to 3.75 times effective July 1, 2002. Future compliance will be dependent upon a number of factors, including the overall level of economic activity, future conditions in the Company's principal end markets and the Company's future borrowing requirements.

Summarized information about the Company's contractual obligations and commercial commitments as of December 31, 2001 is as follows (in millions):

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 Year	1 - 3 Years	4 - 5 Years	After 5 Years
Long-term debt	$445.5	$24.5	$129.4	$282.6	$ 9.0
Operating leases	37.4	12.6	21.5	3.3	-
Commodity futures and forward pricing agreements	46.6	46.6	-	-	-
Foreign currency contracts	28.5	28.5	-	-	-

The Company anticipates being able to meet its obligations as they come due.

Environmental Matters

General Cable's expenditures for environmental compliance and remediation amounted to approximately $0.9 million, $0.5 million and $0.7 million in 2001, 2000 and 1999, respectively. In addition, Company subsidiaries have been named as potentially responsible parties (PRPs) in certain proceedings that involve environmental remediation. General Cable had accrued $4.8 million at December 31, 2001 for all environmental liabilities. In the Wassall acquisition of General Cable from American Premier Underwriters, American Premier indemnified General Cable against certain environmental liabilities arising out of General Cable's or its predecessors' ownership or operation of properties and assets. As part of the 1999 acquisition, BICC plc agreed to indemnify the Company against environmental liabilities existing at the date of the closing of the purchase of the business. General Cable has agreed to indemnify Pirelli and Southwire Company against certain environmental liabilities arising out of the operation of the divested businesses prior to the sale. However, the indemnity the Company received from BICC plc related to the European business sold to Pirelli terminated upon the sale of those businesses to Pirelli. While it is difficult to estimate future environmental liabilities, General Cable does not currently anticipate any material adverse effect on its results of operations, cash flows or financial position as a result of compliance with federal, state, local or foreign environmental laws or regulations or remediation costs.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

General Cable is exposed to various market risks, including changes in interest rates, foreign currency and commodity prices. To manage risk associated with the volatility of these natural business exposures, General Cable enters into interest rate, commodity and foreign currency derivative agreements as well as copper and aluminum forward purchase agreements. General Cable does not purchase or sell derivative instruments for trading purposes.

Effective January 1, 2001 General Cable adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting For Derivative Instruments and Hedging Activities" as amended, which requires that all derivatives be recorded on the balance sheet at fair value. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and whether it qualifies for hedge accounting. The transition adjustment associated with recording the fair values of the derivatives on the balance sheet at January 1, 2001 was not material.

General Cable does not engage in trading activities involving commodity contracts for which a lack of marketplace quotations would necessitate the use of fair value estimation techniques.

General Cable's reported net sales are directly influenced by the price of copper and to a lesser extent aluminum. The price of copper and aluminum has been subject to considerable volatility, with the daily selling price of copper cathode on the COMEX averaging $0.73 per pound in 2001, $0.84 per pound in 2000 and $0.72 per pound in 1999 and the daily selling price of aluminum rod averaging $0.69 per pound in 2001, $0.75 per pound in 2000 and $0.66 per pound in 1999.

General Cable utilizes the last-in first-out (LIFO) method of inventory accounting for its metals inventory. The Company's use of the LIFO method results in its income statement reflecting the current costs of metals, while metals inventories in the balance sheet are valued at historical costs as the LIFO layers were created. As a result of declining copper prices, the historic LIFO cost of the Company's copper inventory exceeded its replacement cost by approximately $21 million at December 31, 2001. If the Company were not able to recover the LIFO value of its inventory at a profit in some future period when replacement costs were lower than the LIFO value of the inventory, the Company would be required to take a charge to recognize in its income statement all or a portion of the higher LIFO value of the inventory. Additionally, if LIFO inventory quantities were reduced in a period when replacement costs were lower than the LIFO value of the inventory, the Company would experience a decline in reported margins.

General Cable has utilized interest rate swaps and interest rate collars to manage its interest expense exposure by fixing its interest rate on a portion of the Company's floating rate debt. Under the swap agreements, General Cable typically pays a fixed rate while the counterparty pays to General Cable the difference between the fixed rate and the average three-month LIBOR rate.

During 1999, the Company entered into certain interest rate derivative contracts for hedging of the credit facility floating interest rate risk covering $375.0 million of the Company's debt. The net effect of the hedging program was to provide a zero-cost collar between approximately 5.4% and 8.5% within which the Company's LIBOR rates on a portion of the credit facility could move. The Company entered into these three year agreements with members of the lending group. In March 2001, the Company incurred a cost of $4.2 million to terminate these interest rate collars.

During 2001, the Company entered into several new interest rate swaps which effectively fixed interest rates for borrowings under the credit facility and other debt as follows (dollars in millions):

Interest Rate Derivatives	Period	Notional Amounts	Interest Rate Range
Interest Rate Swaps	March 2001 to August 2002	$275.0	4.65 - 4.68%
Interest Rate Swap	December 2001 to October 2011	9.0	4.49%
Forward Starting Interest Rate Swaps	January 2002 to December 2003	625.0	2.46 - 4.74%

The Company does not provide or receive any collateral specifically for these contracts. However, all counterparties are a member of the lending group and as such participate in the collateral of the credit agreement and are all significant financial institutions.

The fair value of interest rate derivatives is based on quoted market prices and third-party provided calculations, which reflect the present values of the difference between estimated future variable-rate receipts and future fixed-rate payments. At December 31, 2001, the net unrealized loss on the net interest rate derivatives and the related carrying value was $5.7 million. At December 31, 2000, the net unrealized loss on the net interest rate derivatives was $1.1 million while the carrying value was zero. A 10% change in the variable rate would change the unrealized loss by $1.3 million in 2001 and $1.8 million in 2000. All interest rate derivatives are marked-to-market with changes in the fair value of qualifying cash flow hedges recorded as other comprehensive income.

The Company enters into forward exchange contracts principally to hedge the currency fluctuations in certain transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. Principal transactions hedged during the year were firm sales and purchase commitments.

The fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 2001 and 2000, the net unrealized (loss) gain on the net foreign currency contracts was $(0.2) million and $1.2 million, respectively. A 10% change in the exchange rate for these currencies would change the unrealized (loss) gain by $3.1 million in 2001 and $1.4 million in 2000. However, since these contracts hedge forecasted foreign currency denominated transactions, any change in the fair value of the contracts would be recorded in other comprehensive income until the hedged transaction was reflected in the income statement.

Outside of North America, General Cable enters into commodity futures contracts for the purchase of copper and aluminum for delivery in a future month to match certain sales transactions. At December 31, 2001 and 2000, General Cable had unrealized losses of $0.2 million and $0.1 million, respectively, on the commodity futures. A 10% change in the price of copper and aluminum would result in a change in the unrealized losses of $0.8 million in 2001 and $0.6 million in 2000.

The notional amounts and fair values of these financial instruments at December 31, 2001 and 2000, are shown below (in millions). The carrying amount of the financial instruments was a liability of $6.1 million at December 31, 2001 and zero at December 31, 2000.

	2001		2000	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	$284.0	$(5.7)	$ 15.1	$ -
Forward starting interest rate swaps	625.0	-	-	-
Interest rate collars	-	-	375.0	(1.1)
Foreign currency contracts	28.5	(0.2)	58.2	1.2
Commodity futures	8.0	(0.2)	6.4	(0.1)
		$(6.1)		$ -

In the normal course of business, General Cable enters into forward pricing agreements for purchase of copper and aluminum for delivery in a future month to match certain sales transactions. At December 31, 2001 and 2000, General Cable had an unrealized loss of $1.4 million and $1.6 million, respectively. General Cable expects to recover the unrealized loss under these agreements as a result of firm sales price commitments with customers.

Item 8. Financial Statements and Supplementary Data

"Selected Quarterly Financial Data" has been included in Note 23 to the Consolidated Financial Statements.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

Not applicable.

Item 10. Directors and Executive Officers of the Registrant

The following table sets forth certain information concerning the persons who served as executive officers of General Cable on February 1, 2002.

Name, Age and Title	Principal Business Affiliations During Past Five Years
Gregory B. Kenny, 49 *President and Chief Executive Officer*	Mr. Kenny has been President and Chief Executive Officer since August 2001. He served as President and Chief Operating Officer from May 1999 to August 2001. He served as Executive Vice President and Chief Operating Officer of General Cable from March 1997 to May 1999. From June 1994 to March 1997, he was Executive Vice President of the subsidiary of General Cable which was General Cable's immediate predecessor.
Christopher F. Virgulak, 46 *Executive Vice President and Chief Financial Officer*	Mr. Virgulak has been Executive Vice President and Chief Financial Officer since September 1999. He served as Executive Vice President, Chief Financial Officer and Treasurer of General Cable from March 1997 to September 1999. From October 1994 until March 1997, he was Executive Vice President, Chief Financial Officer and Treasurer of the predecessor company.
Robert J. Siverd, 53 *Executive Vice President, General Counsel and Secretary*	Mr. Siverd has served as Executive Vice President, General Counsel and Secretary of General Cable since March 1997. From July 1994 until March 1997, he was Executive Vice President, General Counsel and Secretary of the predecessor company.

Except as set forth above, the information required in this Part (Item 10. Directors and Executive Officers of the Registrant), as well as the information called for by Item 11. Executive Compensation, Item 12. Security Ownership of Certain Beneficial Owners and Management and Item 13. Certain Relationships and Related Transactions, is incorporated by reference to the definitive Proxy Statement which General Cable intends to file with the Securities and Exchange Commission within 120 days after December 31, 2001.

Item 14. Exhibits, Financial Statement Schedules and Reports on Form 8-K

(a) Documents filed as part of the Form 10-K:

1. Financial Statements are included in Part II, Item 8.

2. Financial Statement Schedules filed herewith for 2001, 2000 and 1999:
   II. Valuation and Qualifying Accounts S-1

   All other schedules for which provisions are made in the applicable regulation of the Securities and Exchange Commission have been omitted as they are not applicable, not required, or the required information is included in the consolidated financial statements or notes thereto.

3. Exhibits as required by Item 601 of Regulation S-K are listed below.

Exhibit Number	Description
3.1	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Registration Statement on Form S-1 (File No. 333-22961) of the Company filed with the Securities and Exchange Commission on March 7, 1997, as amended (the "Initial S-1").
3.2	Amended and Restated By-Laws of the Company (incorporated by reference to Exhibit 3.2 to the Initial S-1).
4.1	Specimen Common Stock Certificate (incorporated by reference to Exhibit 4.1 to the Initial S-1).
10.1	Credit Agreement between the Company, Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto (incorporated by reference to Exhibit 10.2 to the Initial S-1).
10.2	General Cable Corporation 1998 Annual Incentive Plan (incorporated by reference to Exhibit 10.2 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 1997).
10.3	General Cable Corporation 1997 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Initial S-1).
10.4	General Cable Corporation 1997 Stock Incentive Plan, as amended (incorporated by reference to Exhibit 10.4 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 1997).
10.5	Employment Agreement dated May 13, 1997, between Stephen Rabinowitz and the Company (incorporated by reference to Exhibit 10.5 to the Initial S-1).
10.6	Amendment dated March 16, 1998 to Employment Agreement dated May 13, 1997, between Stephen Rabinowitz and the Company (incorporated by reference to Exhibit 10.6 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 1997).

10.7 Employment Agreement dated May 13, 1997, between Gregory B. Kenny and the Company (incorporated by reference to Exhibit 10.6 to the Initial S-1).

10.8 Amendment dated March 16, 1998 to Employment Agreement dated May 13, 1997, between Gregory B. Kenny and the Company (incorporated by reference to Exhibit 10.8 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 1997).

10.9 Employment Agreement dated May 13, 1997, between Christopher F. Virgulak and the Company (incorporated by reference to Exhibit 10.7 to the Initial S-1).

10.10 Employment Agreement dated May 13, 1997, between Robert J. Siverd and the Company (incorporated by reference to Exhibit 10.8 to the Initial S-1).

10.11 Change-in-Control Agreement dated May 13, 1997, between Stephen Rabinowitz and the Company (incorporated by reference to Exhibit 10.9 to the Initial S-1).

10.12 Change-in-Control Agreement dated May 13, 1997, between Gregory B. Kenny and the Company (incorporated by reference to Exhibit 10.10 to the Initial S-1).

10.13 Change-in-Control Agreement dated May 13, 1997, between Christopher F. Virgulak and the Company (incorporated by reference to Exhibit 10.11 to the Initial S-1).

10.14 Change-in-Control Agreement dated May 13, 1997, between Robert J. Siverd and the Company (incorporated by reference to Exhibit 10.12 to the Initial S-1).

10.15 Form of Intercompany Agreement among Wassall PLC, Netherlands Cable B.V. and the Company (incorporated by reference to Exhibit 10.14 to the Initial S-1).

10.16 Stock Purchase Agreement dated May 13, 1997, among Wassall PLC, General Cable Industries Inc. and the Company (incorporated by reference to Exhibit 10.15 to the Initial S-1).

10.17 General Cable Corporation Deferred Compensation Plan dated April 1, 1996 (incorporated by reference to Exhibit 10.17 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 1998).

10.18 Amended and Restated General Cable Corporation Deferred Compensation Plan dated December 14, 1998 (incorporated by reference to Exhibit 10.18 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 1998).

10.19 Credit Agreement between the Company, Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto dated May 28, 1999 (incorporated by reference to Exhibit 10.19 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.20 Amendment dated October 8, 1999 to the Credit Agreement between the Company, Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto dated May 28, 1999 (incorporated by reference to Exhibit 10.20 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.21 Employment Agreement dated October 18, 1999, between Stephen Rabinowitz and the Company (incorporated by reference to Exhibit 10.21 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.22 Employment Agreement dated October 18, 1999, between Gregory B. Kenny and the Company (incorporated by reference to Exhibit 10.22 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.23 Employment Agreement dated October 18, 1999, between Christopher F. Virgulak and the Company (incorporated by reference to Exhibit 10.23 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.24 Employment Agreement dated October 18, 1999, between Robert Siverd and the Company (incorporated by reference to Exhibit 10.24 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.25 Change-in-Control Agreement dated October 18, 1999 between Stephen Rabinowitz and the Company (incorporated by reference to Exhibit 10.25 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.26 Change-in-Control Agreement dated October 18, 1999 between Gregory B. Kenny and the Company (incorporated by reference to Exhibit 10.26 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.27 Change-in-Control Agreement dated October 18, 1999 between Christopher F. Virgulak and the Company (incorporated by reference to Exhibit 10.27 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.28 Change-in-Control Agreement dated October 18, 1999 between Robert Siverd and the Company (incorporated by reference to Exhibit 10.28 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 1999).

10.29 BICCGeneral Supplemental Executive Retirement Plan dated December 15, 1999 (incorporated by reference to Exhibit 10.29 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 1999).

10.30 BICCGeneral Mid-Term Incentive Plan dated February 1, 2000 (incorporated by reference to Exhibit 10.30 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 1999).

10.31 Share Purchase Agreement between General Cable Corporation and Pirelli Cavi e Sistemi S.p.A. dated February 9, 2000 (incorporated by reference to Exhibit 10.31 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 1999).

10.32 Second amendment dated March 9, 2000 to the Credit Agreement between the Company, Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto dated May 28, 1999 (incorporated by reference to Exhibit 10.32 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended March 31, 2000).

10.33 Amended and Restated Employment Agreement dated April 28, 2000, Stephen Rabinowitz and the Company (incorporated by reference to Exhibit 10.33 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended March 31, 2000).

10.34 Amended and Restated Employment Agreement dated April 28, 2000, between Gregory B. Kenny and the Company (incorporated by reference to Exhibit 10.34 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended March 31, 2000).

10.35 Amended and Restated Employment Agreement dated April 28, 2000, between Christopher F. Virgulak and the Company (incorporated by reference to Exhibit 10.35 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended March 31, 2000).

10.36 Amended and Restated Employment Agreement dated April 28, 2000, between Robert Siverd and the Company (incorporated by reference to Exhibit 10.36 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended March 31, 2000).

10.37 Amended and Restated Change-in-Control Agreement dated April 28, 2000, Stephen Rabinowitz and the Company (incorporated by reference to Exhibit 10.37 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended March 31, 2000).

10.38	Amended and Restated Change-in-Control Agreement dated April 28, 2000, between Gregory B. Kenny and the Company (incorporated by reference to Exhibit 10.38 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended March 31, 2000).
10.39	Amended and Restated Change-in-Control Agreement dated April 28, 2000, between Christopher F. Virgulak and the Company (incorporated by reference to Exhibit 10.39 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended March 31, 2000).
10.40	Amended and Restated Change-in-Control Agreement dated April 28, 2000 between Robert Siverd and the Company (incorporated by reference to Exhibit 10.40 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended March 31, 2000).
10.41	Third amendment dated January 24, 2001 to the Credit Agreement between the Company, Chase Manhattan Bank, as Administrative Agent, and the lenders signatory thereto dated May 28, 1999 (incorporated by reference to Exhibit 10.41 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 2000).
10.42	General Cable Corporation 2000 Stock Option Plan (incorporated by reference to Exhibit 10.42 to the Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 2000).
10.43	Asset Purchase Agreement between Southwire Company and General Cable Industries, Inc. and General Cable Corporation dated September 5, 2001 (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 2001).
10.44	Term Sheet dated August 7, 2001, for Retirement and Termination of Employment Agreement dated October 18, 1999, as Amended, between General Cable Corporation and Stephen Rabinowitz (incorporated by reference to Exhibit 10.2 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 2001).
10.45	Amendment dated August 6, 2001, to Employment Agreement between Gregory B. Kenny and General Cable Corporation (incorporated by reference to Exhibit 10.3 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 2001).
10.46	Amendment dated August 6, 2001, to Change-in-Control Agreement between Gregory B. Kenny and General Cable Corporation (incorporated by reference to Exhibit 10.4 to the Quarterly Report on Form 10-Q of General Cable Corporation for the quarterly period ended September 30, 2001).
10.47	Master Pooling and Servicing Agreement, dated as of May 9, 2001, among General Cable Capital Funding, Inc., General Cable Industries, Inc. and The Chase Manhattan Bank.
10.48	Series 2001-1 Supplement to Master Pooling and Servicing Agreement, dated as of May 9, 2001, among General Cable Capital Funding, Inc., General Cable Industries, Inc. and The Chase Manhattan Bank.
10.49	Series VFC Supplement to Master Pooling and Servicing Agreement, dated as of May 9, 2001, among General Cable Capital Funding, Inc., General Cable Industries, Inc. and The Chase Manhattan Bank.
10.50	Receivables Sale Agreement, dated as of May 9, 2001, between General Cable Industries, Inc. and General Cable Capital Funding, Inc.
10.51	First amendment dated December 21, 2001 to the Series 2001-1 Supplement to Master Pooling and Servicing Agreement dated as of May 9, 2001.

21.1	List of Subsidiaries of General Cable
23.1	Consent of Deloitte & Touche LLP

(b) Reports on Form 8-K

(i) Form 8-K including pro forma financial information required to be filed with respect to the sale of businesses to Southwire Company filed on October 31, 2001.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, General Cable Corporation has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

General Cable Corporation

Signed: March 29, 2002

By: /s/GREGORY B. KENNY
Gregory B. Kenny
President and Chief Executive Officer and Director

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature	Title	Date
/s/ ROBERT J. SIVERD Robert J. Siverd	Executive Vice President, General Counsel and Secretary	March 29, 2002
/s/ CHRISTOPHER F. VIRGULAK Christopher F. Virgulak	Executive Vice President and Chief Financial Officer (Chief Accounting Officer)	March 29, 2002
/s/ JOHN E. WELSH John E. Welsh	Nonexecutive Chairman and Director	March 29, 2002
/s/ GREGORY E. LAWTON Gregory E. Lawton	Director	March 29, 2002
/s/ JEFFREY NODDLE Jeffrey Noddle	Director	March 29, 2002
/s/ ROBERT L. SMIALEK Robert L. Smialek	Director	March 29, 2002
/s/ MICHAEL R. YOUNG Michael R. Young	Director	March 29, 2002

INDEPENDENT AUDITORS' REPORT

General Cable Corporation:

We have audited the accompanying consolidated balance sheets of General Cable Corporation and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations, changes in shareholders' equity and cash flows for each of the three years in the period ended December 31, 2001. Our audit also included the financial statement schedule listed in the Index at Item 14. These consolidated financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements and financial statement schedule based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of General Cable Corporation and subsidiaries as of December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, such financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly in all material respects the information set forth therein.

As discussed in Note 2 to the financial statements, the Company changed its method of accounting for its non-North American metals inventory from the first-in first-out (FIFO) method to the last-in first-out method (LIFO) effective January 1, 2001. Also as discussed in Note 2 to the financial statements, the Company changed its method of accounting for its North American non-metals inventory from the first-in, first-out (FIFO) method to the last-in, first-out method (LIFO) effective January 1, 2000.

Deloitte & Touche LLP

Cincinnati, Ohio
January 29, 2002

GENERAL CABLE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Operations
(in millions, except per share data)

	Year Ended December 31,		
	2001	2000	1999
Net sales	$1,651.4	$2,162.1	$1,605.3
Cost of sales	1,403.7	1,870.4	1,312.8
Other costs	7.0	-	24.5
Total cost of sales	1,410.7	1,870.4	1,337.3
Gross profit	240.7	291.7	268.0
Selling, general and administrative	139.6	226.6	174.7
Unusual items, net	(3.2)	31.0	-
Operating income	104.3	34.1	93.3
Other income	8.1	-	-
Interest income (expense):			
Interest expense	(45.6)	(62.3)	(40.1)
Interest income	1.7	2.5	2.1
Other financial costs	(10.4)	(3.3)	-
	(54.3)	(63.1)	(38.0)
Income (loss) from continuing operations before income taxes	58.1	(29.0)	55.3
Income tax (provision) benefit	(20.6)	10.3	(19.6)
Income (loss) from continuing operations	37.5	(18.7)	35.7
Loss from operations of discontinued operations (net of tax)	(6.8)	(7.7)	(1.5)
Loss on disposal of discontinued operations (net of tax)	(32.7)	-	-
Net income (loss)	$ (2.0)	$ (26.4)	$ 34.2
EPS of Continuing Operations			
Earnings (loss) per common share	$ 1.14	$ (0.56)	$ 0.99
Weighted average common shares	32.8	33.6	35.9
Earnings (loss) per common share-assuming dilution	$ 1.13	$ (0.56)	$ 0.99
Weighted average common shares-assuming dilution	33.1	33.6	35.9
EPS of Discontinued Operations			
Loss per common share	$ (1.20)	$ (0.23)	$ (0.04)
Loss per common share-assuming dilution	$ (1.19)	$ (0.23)	$ (0.04)
EPS of Total Company			
Earnings (loss) per common share	$ (0.06)	$ (0.79)	$ 0.95
Earnings (loss) per common share-assuming dilution	$ (0.06)	$ (0.79)	$ 0.95

See accompanying Notes to Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES
Consolidated Balance Sheets
(in millions, except share data)

ASSETS	December 31, 2001	December 31, 2000
Current Assets:		
Cash	$ 16.6	$ 21.2
Receivables, net	188.9	366.3
Inventories	315.4	408.0
Deferred income taxes	27.5	22.8
Prepaid expenses and other	23.9	46.0
Total current assets	572.3	864.3
Property, plant and equipment, net	320.9	379.4
Deferred income taxes	65.0	26.8
Other non-current assets	47.1	48.7
Total assets	$1,005.3	$1,319.2
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable	$ 249.4	$ 335.0
Accrued liabilities	128.5	135.0
Current portion of long-term debt	24.5	19.0
Total current liabilities	402.4	489.0
Long-term debt	421.0	611.9
Deferred income taxes	2.9	5.7
Other liabilities	74.1	84.1
Total liabilities	900.4	1,190.7
Shareholders' Equity:		
Common stock, $0.01 par value:		
Issued and outstanding shares:		
2001 - 32,838,227 (net of 4,754,425 treasury shares)		
2000 - 32,649,299 (net of 4,399,625 treasury shares)	0.4	0.4
Additional paid-in capital	96.4	91.4
Treasury stock	(50.0)	(47.8)
Retained earnings	88.9	97.5
Accumulated other comprehensive loss	(25.7)	(7.4)
Other shareholders' equity	(5.1)	(5.6)
Total shareholders' equity	104.9	128.5
Total liabilities and shareholders' equity	$1,005.3	$1,319.2

See accompanying Notes to Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(in millions)

	Year Ended December 31,		
	2001	2000	1999
Cash flows of operating activities:			
Net income (loss)	$ (2.0)	$ (26.4)	$ 34.2
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Depreciation and amortization	35.0	56.0	32.4
Foreign currency translation adjustment	(8.5)	-	-
Asset impairment charges	-	-	24.5
Deferred income taxes	(16.7)	(0.8)	7.7
Gain on sale of business	(23.8)	-	-
Changes in operating assets and liabilities, net of effect of acquisitions and divestitures:			
Sale of receivables, net of transaction costs paid at closing	145.0	-	-
(Increase) decrease in receivables	16.6	(34.0)	27.0
(Increase) decrease in inventories	37.3	(52.1)	5.9
(Increase) decrease in other assets	3.9	(0.3)	(24.5)
Increase (decrease) in accounts payable, accrued and other liabilities	(100.4)	59.6	(5.6)
Net cash flows of operating activities	86.4	2.0	101.6
Cash flows of investing activities:			
Capital expenditures	(54.9)	(56.0)	(97.6)
Acquisitions, net of cash acquired	-	(19.0)	(375.7)
Proceeds from sale of businesses, net of cash sold	141.8	158.1	-
Proceeds from properties sold	6.7	0.8	0.6
Other, net	0.4	(1.0)	(1.4)
Net cash flows of investing activities	94.0	82.9	(474.1)
Cash flows of financing activities:			
Dividends paid	(6.6)	(6.7)	(7.4)
Net changes in revolving credit borrowings	33.2	47.2	(239.0)
Issuance of long-term debt	-	7.4	780.6
Repayment of long-term debt	(209.4)	(139.5)	(89.4)
Acquisition of treasury stock	(2.2)	(10.1)	(37.7)
Net cash flows of financing activities	(185.0)	(101.7)	407.1
Increase (decrease) in cash	(4.6)	(16.8)	34.6
Cash – beginning of period	21.2	38.0	3.4
Cash – end of period	$ 16.6	$ 21.2	$ 38.0
SUPPLEMENTAL INFORMATION			
Income taxes paid, net of refunds	$ 6.2	$ 7.8	$ 15.4
Interest paid	$ 58.3	$ 70.7	$ 44.3

See accompanying Notes to Consolidated Financial Statements.

GENERAL CABLE CORPORATION AND SUBSIDIARIES
Consolidated Statements of Changes in Shareholders' Equity
(in millions, except share amounts)

	Common Stock		Additional Paid-In	Treasury	Retained	Accumulated Other Comprehensive	Other Shareholders'	
	Shares	Amount	Capital	Stock	Earnings	Income (Loss)	Equity	Total
Balance, December 31, 1998	36,815,340	$ 0.4	$84.8	-	$103.2	$(5.2)	$(6.0)	$177.2
Comprehensive income:								
Net income					34.2			34.2
Foreign currency translation adjustment						0.9		0.9
Additional minimum pension liability adjustment, net of tax						5.5		5.5
Unrealized investment gains						0.4		0.4
Comprehensive income								41.0
Dividends					(7.4)			(7.4)
Purchase of treasury shares	(3,029,400)			$ (37.7)				(37.7)
Issuance of restricted stock	210,317		4.4				(4.4)	-
Amortization of restricted stock and other			1.2				1.7	2.9
Other	3,376		0.1		0.6		0.6	1.3
Balance, December 31, 1999	33,999,633	0.4	90.5	(37.7)	130.6	1.6	(8.1)	177.3
Comprehensive loss:								
Net loss					(26.4)			(26.4)
Foreign currency translation adjustment						(9.0)		(9.0)
Comprehensive loss								(35.4)
Dividends					(6.7)			(6.7)
Purchase of treasury shares	(1,370,225)			(10.1)				(10.1)
Issuance of restricted stock	9,257		0.1				(0.1)	-
Amortization of restricted stock and other			1.1				2.0	3.1
Other	10,634		(0.3)				0.6	0.3
Balance, December 31, 2000	32,649,299	0.4	91.4	(47.8)	97.5	(7.4)	(5.6)	128.5
Comprehensive loss:								
Net loss					(2.0)			(2.0)
Foreign currency translation adjustment						(12.9)		(12.9)
Loss on change in fair value of financial instruments, net of tax						(3.7)		(3.7)
Additional minimum pension liability, net of tax						(1.4)		(1.4)
Unrealized investment losses						(0.3)		(0.3)
Comprehensive loss								(20.3)
Dividends					(6.6)			(6.6)
Purchase of treasury shares	(354,800)			(2.2)				(2.2)
Issuance of restricted stock	357,500		2.7				(2.7)	-
Amortization of restricted stock and other			0.2				2.1	2.3
Exercise of stock options	183,876		2.1					2.1
Other	2,352						1.1	1.1
Balance, December 31, 2001	32,838,227	$0.4	$96.4	$(50.0)	$88.9	$(25.7)	$ (5.1)	$104.9

See accompanying Notes to Consolidated Financial Statements.

1. General

General Cable Corporation and subsidiaries (General Cable), are engaged in the development, design, manufacture, marketing and distribution of copper, aluminum and fiber optic wire and cable products for the communications, energy and industrial and specialty markets. As of December 31, 2001, General Cable operated 32 manufacturing facilities in nine countries and two regional distribution centers in North America in addition to the corporate headquarters in Highland Heights, Kentucky.

2. Summary of Accounting Policies

Principles of Consolidation The consolidated financial statements include the accounts of General Cable Corporation and its wholly-owned subsidiaries. Investments in 50% or less owned joint ventures are accounted for under the equity method of accounting. All transactions and balances among the consolidated companies have been eliminated. Certain reclassifications have been made to the prior year to conform to the current year's presentation.

Revenue Recognition Revenue is recognized when goods are shipped and title passes to the customer.

Earnings (Loss) Per Share Earnings (loss) per common share and earnings (loss) per common share-assuming dilution are computed based on the weighted average number of common shares outstanding. Earnings (loss) per common share-assuming dilution are computed based on the weighted average number of common shares outstanding and the dilutive effect of stock options and restricted stock units outstanding.

Inventories Inventories are stated at the lower of cost or market value. The Company determines whether a lower of cost or market provision is required on a quarterly basis by computing whether inventory on hand, on a last-in first-out (LIFO) basis, can be sold at a profit based upon current selling prices less variable selling costs. No provision was required in 2001 or 2000. In the event that a provision is required in some future period, the Company will determine the amount of the provision by writing down the value of the inventory to the level where its sales, using current selling prices less variable selling costs, will result in a profit.

General Cable values all its North American inventories and its non-North American metal inventories using the LIFO method and all remaining inventories using the first-in first-out (FIFO) method. As of January 1, 2001, General Cable changed its accounting method for its non-North American metal inventories from the FIFO method to the LIFO method. The impact of the change was an increase in operating income of $4.1 million, or $0.08 of earnings per share, on both a basic and a diluted basis during the year. The Company believes that the change to the LIFO accounting method for its non-North American metal inventories more accurately reflects the impact of volatile raw material prices and conforms the accounting for all metal inventories. Because the December 31, 2000 non-North American metal inventories valued at FIFO is the opening LIFO inventory, there is neither a cumulative effect to January 1, 2001 nor proforma amounts of retroactively applying the change to LIFO.

As of January 1, 2000, General Cable changed its accounting method for its North American non-metal inventories from the FIFO method to the LIFO method. The impact of the change was an increase in operating income of $6.4 million, or $0.12 of earnings per share on both a basic and diluted basis, during the year. Because the December 31, 1999 North American non-metal inventories valued at FIFO is the opening

LIFO inventory, there is neither a cumulative effect to January 1, 2000 nor proforma amounts of retroactively applying the change to LIFO. Previously General Cable had valued only the copper and aluminum components of its North American inventories using LIFO. The Company believes that the change to the LIFO accounting method for its North American non-metal inventories more accurately reflects the impact of both volatile raw material prices and ongoing cost productivity initiatives, conforms the accounting for all North American inventories and provides a more comparable basis of accounting with direct competitors in North America who are on LIFO for the majority of their inventories.

Property, Plant and Equipment Property, plant and equipment are stated at cost. Costs assigned to property, plant and equipment relating to acquisitions are based on estimated fair values at that date. Depreciation is provided using the straight-line method over the estimated useful lives of the assets: new buildings, from 15 to 50 years; and machinery, equipment and office furnishings, from 3 to 15 years. Leasehold improvements are depreciated over the life of the lease.

Fair Value of Financial Instruments Financial instruments are defined as cash or contracts relating to the receipt, delivery or exchange of financial instruments. Except as otherwise noted, fair value approximates the carrying value of such instruments.

Forward Pricing Agreements for Purchases of Copper and Aluminum In the normal course of business, General Cable enters into forward pricing agreements for purchases of copper and aluminum to match certain sales transactions. At December 31, 2001 and 2000, General Cable had $40.1 million and $85.9 million, respectively, of future copper and aluminum purchases that were under forward pricing agreements. The fair market value of the forward pricing agreements was $38.7 million and $84.3 million at December 31, 2001 and 2000, respectively. General Cable expects to recover the cost of copper and aluminum under these agreements as a result of firm sales price commitments with customers.

Use of Estimates The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk General Cable sells a broad range of products throughout primarily the United States, Canada, Europe and Asia Pacific. Concentrations of credit risk with respect to trade receivables are limited due to the large number of customers, including members of buying groups, composing General Cable's customer base. Ongoing credit evaluations of customers' financial condition are performed, and generally, no collateral is required. General Cable maintains reserves for potential credit losses and such losses, in the aggregate, have not exceeded management's estimates. Certain subsidiaries also maintain credit insurance for certain customer balances.

Derivative Financial Instruments Derivative financial instruments are utilized to manage interest rate, commodity and foreign currency risk. General Cable does not hold or issue derivative financial instruments for trading purposes.

Effective January 1, 2001, General Cable adopted Statement of Financial Accounting Standards (SFAS) No. 133, "Accounting For Derivative Instruments and Hedging Activities," as amended, which requires that all derivatives be recorded on the balance sheet at fair value. The accounting for changes in the fair value of the derivative depends on the intended use of the derivative and whether it qualifies for hedge accounting. The transition adjustment associated with recording the fair values of the derivatives on the balance sheet at January 1, 2001 was not material.

SFAS No. 133, as applied to General Cable's risk management strategies, may increase or decrease reported net income and shareholders' equity prospectively depending on changes in interest rates and other variables affecting the fair value of derivative instruments and hedged items, but will have no effect on cash flows or economic risk. See further discussion in Note 14.

General Cable has entered into interest rate swap and collar agreements designed to hedge underlying debt obligations. During the first quarter of 2001, the Company incurred a cost of $4.2 million related to interest rate collars which were terminated.

Foreign currency and commodity contracts are used to hedge future sales and purchase commitments. Unrealized gains and losses on such contracts are recorded in other comprehensive income until the underlying transaction occurs and is recorded in the income statement at which point such amounts included in other comprehensive income are recorded into income which generally will occur over periods less than one year.

Accounts Receivable Securitization The Company accounts for the securitization of accounts receivable in accordance with SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a replacement of FASB Statement No. 125." At the time the receivables are sold, the balances are removed from the Consolidated Balance Sheet. Costs associated with the transaction, primarily related to the discount and the one-time program implementation costs, are included in interest income (expense) in the Consolidated Statement of Operations. This statement, which became effective for the Company during the second quarter of 2001, modifies certain standards for the accounting of transfers of financial assets and also requires expanded financial statement disclosures related to securitization activities. See further discussion in Note 7.

Stock-Based Compensation Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," encourages, but does not require, companies to record compensation cost for stock-based employee compensation plans at fair value. General Cable has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

New Standards In June 2001, the Financial Accounting Standards Board issued SFAS No. 141 "Business Combinations", SFAS No. 142 "Goodwill and Other Intangible Assets" and SFAS No. 143 "Accounting for Asset Retirement Obligations". SFAS No. 141 requires that all business combinations be accounted for under the purchase accounting method and that certain acquired intangible assets in a business combination be recognized as assets apart from goodwill. SFAS No. 142 requires that ratable amortization of goodwill be replaced with periodic tests of the goodwill's carrying value and that intangible assets other than goodwill should be amortized over their useful lives. Implementation of SFAS No. 141 and SFAS No. 142 is required for fiscal 2002. SFAS No. 143 requires entities to establish liabilities for legal obligations associated with the retirement of tangible long-lived assets. Implementation of SFAS No. 143 is required for fiscal 2003. In August 2001, SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets" was issued. SFAS No. 144 addresses financial accounting and reporting for impairment of long-lived assets to be held and used, and of long-lived assets and components of an entity to be disposed of. Implementation is required for fiscal 2002. Management does not believe the impact of adopting SFAS No. 141, SFAS No. 142, SFAS No. 143 and SFAS No. 144 will have a material impact on the consolidated financial condition, results of operations or cash flows of General Cable.

3. <u>Acquisitions and Divestitures</u>

During 1999, the Company acquired the worldwide energy cable and cable systems businesses of Balfour Beatty plc, previously known as BICC plc, with operations in the United Sates, Canada, Europe, Africa, the Middle East and Asia Pacific (the Acquisition). The Acquisition was completed in three phases during 1999 for a total payment of $385.8 million. The Acquisition was accounted for as a purchase, and accordingly, the results of operations of the acquired businesses are included in the consolidated financial statements for periods after the respective closing dates.

The following unaudited proforma information presents a summary of General Cable's consolidated statement of income and the acquired businesses of BICC plc as if the acquisition had occurred on January 1, 1999 (in millions except per share data):

	1999
Net Sales	$2,914.2
Net Income	4.7
Earnings per share of common stock	
Basic	0.13
Diluted	0.13

These unaudited proforma results have been prepared for informational purposes only. They do not purport to be indicative of the results of operations that actually would have resulted had the combination occurred on January 1, 1999, or of future results of operations of the consolidated entities.

In December 1999, the Company decided to sell certain businesses due to their deteriorating operating performance. On February 9, 2000, the Company signed a definitive agreement with Pirelli Cavi e Sistemi, S.p.A., of Milan, Italy (Pirelli) for the sale of the stock of these businesses for a purchase price of $216.0 million, subject to closing adjustments. The closing adjustments included changes in net assets of the businesses sold since November 30, 1999, resulting from operating losses and other adjustments as defined in the sale agreement. The businesses sold were acquired from BICC plc during 1999 and consisted primarily of the operations in the United Kingdom, Italy and Africa and a joint venture interest in Malaysia. The businesses sold produced net sales of $383.4 million and $369.0 million and a net loss of $73.2 million and

$9.1 million for 2000 and 1999, respectively. Gross proceeds of $180.0 million were received during the third quarter of 2000 as a down payment against the final post-closing adjusted purchase price. Proceeds from the transaction were used to reduce the Company's outstanding debt. As a result of the sale to Pirelli, the Company recognized a $34.3 million charge in the third quarter of 2000. This charge is related to severance, transaction costs, warranty and other claims, the realization of the foreign exchange translation loss on the divested businesses that was previously charged directly to equity and $3.3 million related to the write-off of unamortized bank fees due to the prepayment of indebtedness. During the third quarter of 2001, the final post-closing adjusted purchase price was agreed as $164.0 million resulting in the payment of $16.0 million to Pirelli. The Company had provided for a larger settlement amount and therefore $7.0 million of income was recorded in the third quarter of 2001.

In September 2000, the Company acquired Telmag S.A. de C.V., a Mexico-based manufacturer of telecommunications cables, for $23.0 million. The acquisition brought in-house additional outside plant telecommunications cable capacity as well as provided available capacity for a broad range of telecommunications cables.

In March 2001, the Company sold the shares of its Pyrotenax business unit to Raychem HTS Canada, Inc., a business unit of Tyco International, Ltd., for $60 million, subject to closing adjustments. The business unit, with operations in Canada and the United Kingdom, principally produced mineral insulated high-temperature cables. The proceeds from the transaction were used to reduce the Company's debt. See further discussion in Note 4.

In September 2001, the Company announced its decision to exit the retail cordsets business. As a result of this decision, the Company closed its Montoursville, Pennsylvania plant. This facility manufactured cordset products including indoor and outdoor extension cords, temporary lighting and extension cord accessories.

In October 2001, the Company sold substantially all of the manufacturing assets and inventory of its building wire business to Southwire for $82 million of cash proceeds and the transfer to the Company of certain data communication cable manufacturing equipment. Under the building wire sale agreement, Southwire purchased the inventory and substantially all of the property, plant and equipment located at the Company's Watkinsville, Georgia and Kingman, Arizona facilities and the wire and cable manufacturing equipment at its Plano, Texas facility. General Cable retained and continues to operate its copper rod mill in Plano, however the Company has closed its Plano wire mill. The assets sold were used in manufacturing building wire principally for the retail and electrical distribution markets. Proceeds from the transaction have been used to reduce the Company's outstanding debt. See further discussion in Note 6.

General Cable has not yet agreed with Raychem HTS Canada, Inc. or Southwire on the closing net asset balances of the respective transactions. If the parties are unable to resolve the disputed net asset adjustments, the dispute may proceed to arbitration under the terms of the sale contracts. While the ultimate outcome of the above-mentioned matters cannot be ascertained at this time, based on information currently available, including a review of the proposed net asset adjustments, management of General Cable believes the outcome of the disputes will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of General Cable. Should final settlements be reached that are materially different than that currently provided for in the balance sheet of the Company, the Company will have to recognize such differences in its income statement.

4. Unusual Items, Net

The components of unusual items, net included the following (in millions):

	Year Ended December 31,		
	2001	2000	1999
Gain from sale of Pyrotenax business	$ 23.8	$ -	$ -
Closure of manufacturing plant	(4.8)	-	-
Severance and severance related costs	(16.5)	-	-
Divestiture of non-strategic business	(5.5)	-	-
Provision for other costs	(0.8)	-	-
Income (loss) related to divestiture of assets to Pirelli	7.0	(31.0)	-
Total	$ 3.2	$(31.0)	$ -

During the first quarter of 2001, the Company completed the sale of its Pyrotenax business to Raychem HTS Canada, Inc., a business unit of Tyco International, Ltd. for proceeds of $60 million, subject to closing adjustments. After adjusting for the net cost of the assets sold and for the expenses associated with the transaction, the Company realized a pre-tax gain of $23.8 million. The Company also incurred charges for the closure of a manufacturing plant ($4.8 million, including $3.1 million related to severance for approximately 175 employees), announced a plan to reduce headcount throughout its worldwide operations by approximately 100 employees ($4.0 million), incurred a loss related to the sale of a non-strategic business which designs and manufactures extrusion tooling and accessories ($5.5 million) and provided for certain other costs ($0.8 million).

During the third quarter of 2001, the Company agreed with Pirelli on the final post-closing adjustment purchase price of the businesses sold in the third quarter of 2000. As a result of the final settlement, the Company has recognized a $7.0 million pre-tax gain in the third quarter of 2001 for the difference in the actual settlement and the amount provided for in the Company's balance sheet. The Company also incurred a $12.5 million one-time charge, principally consisting of severance and severance related costs. This charge relates to a further planned reduction of headcount by approximately 100 employees as part of an overall reorganization in workforce at the Company's headquarters and certain field locations. See further discussion of accrual utilization in Note 12.

In the third quarter of 2000, as a result of the sale of certain businesses to Pirelli, the Company recognized a $31.0 million charge. This charge was related to severance, transaction costs, warranty and other claims and the realization of the foreign exchange translation loss on the divested businesses that was previously charged directly to equity.

5. Other Income

During the second quarter of 2001, the Company recognized a non-recurring pre-tax gain of $8.6 million related to a foreign exchange gain on the extinguishment of long-term debt in the United Kingdom partially offset by costs of $0.5 million to close out foreign exchange contracts at one of the Company's international subsidiaries.

6. Discontinued Operations

On September 5, 2001, the Company announced its decision to sell its building wire business and to exit its retail cordsets business, the results of which have been reported as discontinued operations. Operating results of the discontinued operations were as follows (in millions):

	Year Ended December 31,		
	2001	2000	1999
Net Sales	$ 352.9	$ 526.5	$ 483.1
Pre-tax loss from discontinued operations	$ (10.7)	$ (11.9)	$ (2.2)
Income tax benefit	3.9	4.2	0.7
Pre-tax loss on disposal of discontinued operations	(50.6)	-	-
Income tax benefit	17.9	-	-
Loss from discontinued operations	$ (39.5)	$ (7.7)	$ (1.5)

Administrative expenses formerly allocated to these businesses for segment reporting purposes have been reallocated to continuing operations. A portion of the Company's overall interest expense has been allocated to these businesses based upon the outstanding debt balance attributable to those operations. Taxes have been allocated using the same overall rate incurred by the Company in each of the periods presented.

During the third quarter of 2001, the Company recorded a $50.6 million loss on disposal of discontinued operations. The components of this charge include $21.4 million related to the sale of the building wire business, $16.6 million for the closure of the Company's Montoursville, Pennsylvania facility which manufactured retail cordsets, $10.6 million for the closure of four regional distribution centers and $2.0 million for other costs.

Assets and liabilities of the discontinued operations were as follows (in millions):

	December 31, 2000
Accounts receivable	$ 84.5
Inventory	85.1
Property, plant & equipment	52.1
Other assets	0.7
Current liabilities	(61.4)
Other liabilities	(0.7)
	$160.3

7. Accounts Receivable Asset Backed Securitization

In May 2001, the Company completed an Accounts Receivable Asset Backed Securitization Financing transaction ("Securitization Financing"). The Securitization Financing provides for certain domestic trade receivables to be sold to a wholly-owned, special purpose, bankruptcy-remote subsidiary without recourse. This subsidiary in turn transfers the receivables to a trust which has issued, via private placement, floating rate five-year certificates in an initial amount of $145 million. In addition, a variable certificate component of up to $45 million for seasonal borrowings was also established as a part of the Securitization Financing. This variable certificate component will fluctuate based on the amount of eligible receivables. Sales of receivables under this program result in a reduction of total accounts receivable reported on the Company's consolidated balance sheet. In conjunction with the initial transaction, the Company incurred one-time charges of $4.2 million which are included in other financial costs. The Company continues to service the sold receivables and receives annual servicing fees from the special purpose subsidiary of approximately 1% of the average receivables balance. The market cost of servicing the receivables offsets the servicing fee income and results in a servicing asset equal to zero. The Company's retained interest in the receivables are carried at their fair value which is estimated as the net realizable value. The net realizable value considers the relatively short liquidation period and includes an estimated provision for credit losses. The provision for credit losses is determined based on specific identification of uncollectible accounts and the application of historical collection percentages by aging category. The receivables are not subject to prepayment risk. The key assumptions used in measuring the fair value of retained interests at the time of securitization were receivables days sales outstanding of 54 and interest rates on LIBOR based borrowings of 4.92%. At December 31, 2001, key assumptions and the sensitivity of the current fair value of the retained interest are as follows:

	Key Assumptions	Impact on fair value of 20% adverse change	Impact on fair value of 50% adverse change
Days sales outstanding	51 days	$0.1 million	$0.3 million
Interest rate	2.5%	$0.1 million	$0.3 million

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a 20 and 50 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another which might magnify or counteract sensitivities.

At December 31, 2001, the Company's retained interest in accounts receivable and off-balance sheet financing as a result of the transaction was $83.1 million and $145.0 million, respectively. The effective interest rate in the Securitization Financing was approximately 2.5% at December 31, 2001. In 2001, proceeds from new sales totaled $1,258.6 million and cash collections reinvested totaled $1,044.4 million. The portfolio of accounts receivable that the Company services totaled approximately $150 million at December 31, 2001.

8. Asset Impairment Charges

In December 1999, the Company recorded a $13.5 million impairment charge related to the fixed assets of the businesses the Company decided to sell to Pirelli and an impairment charge of $11.0 million related to notes receivable from its joint venture in Germany as a result of ongoing operating losses and the Company's decision to liquidate such joint venture interest.

9. Inventories

Inventories consisted of the following (in millions):

	December 31,	
	2001	2000
Raw materials	$ 36.7	$ 52.7
Work in process	41.9	63.4
Finished goods	236.8	291.9
	$315.4	$408.0

At December 31, 2001 and December 31, 2000, $274.1 million and $338.6 million, respectively, of inventories were valued using the LIFO method. Approximate replacement costs of inventories valued using the LIFO method totaled $248.7 million at December 31, 2001 and $332.4 million at December 31, 2000. If in some future period, the Company were not able to recover the LIFO value of its inventory at a profit when replacement costs were lower than the LIFO value of the inventory, the Company would be required to take a charge to recognize in its income statement all or a portion of the higher LIFO value of the inventory. Additionally, if LIFO inventory quantities were reduced in a period when replacement costs were lower than the LIFO value of inventory, the Company would experience a decline in reported margins.

10. Property, Plant and Equipment

Property, plant and equipment consisted of the following (in millions):

	December 31,	
	2001	2000
Land	$ 22.8	$ 31.3
Buildings and leasehold improvements	53.4	97.6
Machinery, equipment and office furnishings	302.7	322.0
Construction in progress	49.6	51.6
	428.5	502.5
Less accumulated depreciation and amortization	(107.6)	(123.1)
	$320.9	$379.4

Depreciation expense totaled $31.7 million, $52.0 million and $29.4 million for the years ended December 31, 2001, 2000 and 1999, respectively.

11. Accrued Liabilities

Accrued liabilities consisted of the following (in millions):

	December 31,	
	2001	2000
Payroll related accruals	$ 22.3	$ 25.2
Accrued restructuring costs	13.3	-
Customers' deposits and prepayments	11.4	11.1
Customer rebates	8.5	17.9
Insurance claims and related expenses	8.4	10.6
Other accrued liabilities	64.6	70.2
	$128.5	$135.0

12. Restructuring Charges

During 2001, as a result of the sale of the building wire business, exit of the retail cordset business and planned restructuring, accruals of $72.7 million were established for restructuring activities related to the closure of manufacturing plants, the elimination of regional distribution centers, severance and related costs for planned headcount reductions and other costs.

Changes in accrued restructuring costs were as follows (in millions):

	Severance and Related Costs	Facility Closing Costs	Total
Original provisions	$ 29.8	$42.9	$72.7
Utilization	(27.2)	(32.2)	(59.4)
Balance, December 31, 2001	$ 2.6	$10.7	$13.3

13. Long-Term Debt

Long-term debt consisted of the following (in millions):

	December 31,	
	2001	2000
Term loans	$348.6	$562.0
Revolving loans	80.4	47.2
Other	16.5	21.7
	445.5	630.9
Less current maturities	24.5	19.0
	$421.0	$611.9
Weighted average interest rates were as follows:		
Term loans	5.1%	9.8%
Revolving loans	4.9%	9.9%
Other	6.0%	6.4%

The estimated fair value of the Company's long-term debt at December 31, 2001 and 2000 was approximately equal to the carrying value at those dates because the majority of the Company's debt has variable interest rates.

The Company's current credit facility was entered into in 1999 with one lead bank as administrative agent, and a syndicate of lenders. The facility, as amended and reduced by prepayments, consists of: 1) term loans in Dollars in an aggregate amount up to $317.4 million, 2) term loans in Dollars and foreign currencies in an aggregate amount up to $31.2 million and 3) revolving loans and letters of credit in Dollars and foreign currencies in an aggregate amount up to $250.0 million. Borrowings are secured by assets of the Company's North American operations and a portion of the stock of its non-North American subsidiaries and are also guaranteed by the Company's principal operating subsidiaries. During the years 2001 and 2000, the Company had repaid $208.8 million and $138.5 million, respectively, of term loans in advance of their scheduled repayment date. These amounts include the proceeds from the Building Wire sale, the Company's Securitization Financing and the Pyrotenax sale received during 2001 and the proceeds from the Pirelli transaction in 2000. In conjunction with these reductions in the borrowing capacity under the facility, the Company recorded a $2.4 million and a $3.3 million charge to write-off a portion of its unamortized bank fees during 2001 and 2000, respectively.

Loans under the credit facility bear interest, at the Company's option, at (i) a spread over LIBOR or (ii) a spread over the Alternate Base Rate, which is defined as the higher of (a) the agent's Prime Rate, (b) the secondary market rate for certificates of deposit (adjusted for reserve requirements) plus 1% or (c) the Federal Funds Effective Rate plus 1/2 of 1%.

A commitment fee accrues on the unused portion of the credit facility. The commitment fee ranges between 35 and 50 basis points per annum and the spread over LIBOR on all loans under the facility ranges between 175 and 325 basis points per annum. Both the commitment fee and the spread over LIBOR are subject to periodic adjustment depending upon the Company's Leverage Ratio as defined.

The Company amended its credit facility in January 2001 to permit increased financial flexibility including substantial alteration of financial covenants for the remaining life of the credit facility, to permit the Company to implement the Securitization Financing and, to permit the sale of the Pyrotenax business unit. As a result of the amendment, the Company's spread over LIBOR increased by 25 basis points across all levels of its leverage-based pricing grid. One-time fees and expenses associated with the amendment were approximately $2.6 million and are being amortized over the remaining life of the credit agreement. Future compliance with financial covenants will be dependent upon a number of factors, including the overall level of economic activity, future conditions in the Company's principal end markets and the Company's future borrowing requirements.

The credit facility, as amended, restricts certain corporate acts and contains required financial ratios and other covenants. At December 31, 2001, the cumulative maximum dividend allowable under the most restrictive covenant was approximately $8.0 million.

At December 31, 2001, maturities of long-term debt during each of the years 2002 through 2006 are $24.5 million, $22.5 million, $38.8 million, $68.1 million and $134.4 million, respectively, and $157.2 million thereafter.

14. Financial Instruments

General Cable is exposed to various market risks, including changes in interest rates, foreign currency and commodity prices. To manage risk associated with the volatility of these natural business exposures, General Cable enters into interest rate, commodity and foreign currency derivative agreements as well as copper and aluminum forward pricing agreements. General Cable does not purchase or sell derivative instruments for trading purposes.

General Cable has utilized interest rate swaps and interest rate collars to manage its interest expense exposure by fixing its interest rate on a portion of the Company's floating rate debt. Under the swap agreements, General Cable will typically pay a fixed rate while the counterparty pays to General Cable the difference between the fixed rate and the average three-month LIBOR rate.

During 1999, the Company entered into certain interest rate derivative contracts for hedging of the credit facility floating interest rate risk covering $375.0 million of the Company's debt. The net effect of the hedging program was to provide a collar between approximately 5.4% and 8.5% within which the Company's LIBOR rates on a portion of the credit facility could move and which was at no cost to the Company. The Company entered into these three year agreements with members of the lending group. In March 2001, the Company incurred a cost of $4.2 million to terminate these interest rate collars.

At December 31, 2000, General Cable had interest rate swaps which effectively fixed interest rates for $12.5 million of borrowings under the credit facility. During 2001, the Company entered into several new interest rate swaps which effectively fixed interest rates for borrowings under the credit facility and other debt as follows (dollars in millions):

Interest Rate Derivatives	Period	Notional Amounts	Interest Rate Range
Interest Rate Swaps	March 2001 to August 2002	$275.0	4.65 - 4.68%
Interest Rate Swap	December 2001 to October 2011	9.0	4.49%
Forward Starting Interest Rate Swaps	January 2002 to December 2003	625.0	2.46 - 4.74%

The Company does not provide or receive any collateral specifically for these contracts. However, all counterparties are members of the lending group and as such participate in the collateral of the credit agreement and are significant financial institutions.

The fair value of interest rate derivatives is based on quoted market prices and third-party provided calculations, which reflect the present values of the difference between estimated future variable-rate receipts and future fixed-rate payments. At December 31, 2001, the net unrealized loss on the net interest rate derivatives and the carrying value was $5.7 million. At December 31, 2000, the net unrealized loss on the net interest rate derivatives was $1.1 million while the carrying value was zero.

The Company enters into forward exchange contracts principally to hedge the currency fluctuations in certain transactions denominated in foreign currencies, thereby limiting the Company's risk that would otherwise result from changes in exchange rates. Principal transactions hedged during the year were firm sales and purchase commitments.

The fair value of foreign currency contracts represents the amount required to enter into offsetting contracts with similar remaining maturities based on quoted market prices. At December 31, 2001 and 2000, the net unrealized (loss) gain on the net foreign currency contracts was $(0.2) million and $1.2 million, respectively. However, since these contracts hedge forecasted foreign currency denominated transactions, any change in the fair value of the contracts would be recorded in other comprehensive income until the hedged transaction was reflected in the income statement.

Outside of North America, General Cable enters into commodity futures for purchase of copper and aluminum for delivery in a future month to match certain sales transactions. At December 31, 2001 and 2000, General Cable had unrealized losses of $0.2 million and $0.1 million, respectively, on the commodity futures.

The notional amounts and fair values of these financial instruments at December 31, 2001 and 2000, are shown below (in millions). The carrying amount of the financial instruments was a liability of $6.1 million at December 31, 2001 and zero at December 31, 2000.

	2001		2000	
	Notional Amount	Fair Value	Notional Amount	Fair Value
Interest rate swaps	$284.0	$(5.7)	$ 15.1	$ -
Forward starting interest rate swaps	625.0	-	-	-
Interest rate collars	-	-	375.0	(1.1)
Foreign currency contracts	28.5	(0.2)	58.2	1.2
Commodity futures	8.0	(0.2)	6.4	(0.1)
		$(6.1)		$ -

In the normal course of business, General Cable enters into forward pricing agreements for the purchase of copper and aluminum for delivery in a future month to match certain sales transactions. At December 31, 2001 and 2000, General Cable had an unrealized loss of $1.4 million and $1.6 million, respectively. General Cable expects to recover the unrealized loss under these agreements as a result of firm sales price commitments with customers.

15. Income Taxes

The provision (benefit) for income taxes attributable to continuing operations consisted of the following (in millions):

	Year Ended December 31,		
	2001	2000	1999
Current tax expense (benefit):			
Federal	$ 4.1	$ (18.8)	$ 4.5
State	0.1	(1.1)	(0.7)
Foreign	11.3	9.4	7.6
Deferred tax expense (benefit):			
Federal	0.5	(6.0)	8.6
State	1.0	(0.7)	1.1
Foreign	3.6	6.9	(1.5)
	$ 20.6	$ (10.3)	$ 19.6

The income tax benefit attributable to the operations and disposal of discontinued operations was $21.8 million, $4.2 million, and $0.7 million for 2001, 2000 and 1999, respectively.

The reconciliation of reported income tax expense (benefit) to the amount of income tax expense that would result from applying domestic federal statutory tax rates to pretax income from continuing operations is as follows (in millions):

	Year Ended December 31,		
	2001	2000	1999
Statutory federal income tax	$ 20.3	$ (10.1)	$ 19.4
State, foreign, and Foreign Sales Corporation income tax differential	(0.3)	(0.6)	0.9
Other, net	0.6	0.4	(0.7)
	$ 20.6	$ (10.3)	$ 19.6

The components of deferred tax assets and liabilities were as follows (in millions):

	December 31,	
	2001	2000
Deferred tax assets:		
Net operating loss carryforwards	$ 76.5	$ 26.5
Pension and retiree benefits accruals	2.3	1.8
Asset and rationalization reserves	5.1	-
Inventory reserves	3.6	7.6
Capital loss carryforwards	4.1	15.1
Tax credit carryforwards	3.8	5.6
Other liabilities	19.9	20.8
Valuation allowance	(5.6)	(10.3)
Total deferred tax assets	109.7	67.1
Deferred tax liabilities:		
Depreciation and fixed assets	21.9	23.2
Net deferred tax assets	$ 87.8	$ 43.9

As of December 31, 2001, the Company has recorded a valuation allowance for its capital loss carryforward, U.S. foreign tax credit carryforward, and a portion of its foreign net operating loss carryforward due to uncertainties regarding the ability to obtain future tax benefits for these tax attributes.

The Company generated U.S. net operating loss carryforwards of $57.6 million in 2000 and $100.1 million in 2001, which expire in 2020 and 2021, respectively. In addition, the Company has other U.S. net operating loss carryforwards that are subject to limitation under Internal Revenue Code Section 382. In accordance with the provisions of Section 382, utilization of these net operating loss carryforwards is limited to approximately $5.4 million per year. These Section 382 limited net operating loss carryforwards expire in varying amounts from 2006-2013. The total Section 382 limited net operating loss carryforward that may be utilized prior to expiration is estimated at $38.7 million. The Company also has approximately $6.6 million of net operating loss carryforwards in various foreign jurisdictions. A valuation allowance has been established for $2.2 million of these foreign net operating losses due to the unlikelihood of utilization prior to expiration.

The Company has $0.7 million of U.S. foreign tax credit carryforwards that expire in 2004 and $3.1 million of alternative minimum tax credit carryforwards that have no expiration date. The utilization of the alternative minimum tax credit carryfoward is also subject to Section 382 limitations.

Undistributed earnings of foreign subsidiaries that are considered to be reinvested indefinitely are approximately $61 million.

16. Pension Plans

General Cable provides retirement benefits through contributory and noncontributory pension plans for the majority of its regular full-time employees.

Pension expense under the defined contribution plans sponsored by General Cable in the United States equaled four percent of each eligible employee's covered compensation. In addition, General Cable sponsors employee savings plans under which General Cable may match a specified portion of contributions made by eligible employees.

Benefits provided under defined benefit pension plans sponsored by General Cable are generally based on years of service multiplied by a specific fixed dollar amount. Contributions to these pension plans are based on generally accepted actuarial methods, which may differ from the methods used to determine pension expense. The amounts funded for any plan year are neither less than the minimum required under federal law nor more than the maximum amount deductible for federal income tax purposes. Pension plan assets consist of various fixed-income investments and equity securities.

Net pension expense included the following components (in millions):

	Year Ended December 31,		
	2001	2000	1999
Service cost	$ 2.6	$ 2.8	$ 2.4
Interest cost	8.4	8.7	7.8
Expected return on plan assets	(10.9)	(11.1)	(9.7)
Net amortization and deferral	0.7	0.8	0.6
Net defined benefit pension expense	0.8	1.2	1.1
Net defined contribution pension expense	7.2	6.9	8.0
Total pension expense	$ 8.0	$ 8.1	$ 9.1

The following table reconciles pension plan obligations and assets (in millions):

	2001	2000
Beginning benefit obligation	$122.1	$116.0
Divestitures	(2.4)	-
Service cost	2.6	2.8
Interest cost	8.4	8.7
Curtailment gain	(1.3)	-
Special termination benefits	1.1	-
Benefits paid	(10.8)	(8.3)
Amendments	2.3	8.3
Assumption change	4.8	0.4
Actuarial (gain) loss	(2.7)	(5.8)
Ending benefit obligation	$124.1	$122.1
Beginning fair value of plan assets	$116.6	$119.4
Divestitures	(2.4)	-
Actual return on plan assets	5.9	0.4
Company contributions	2.6	5.1
Benefits paid	(10.8)	(8.3)
Ending fair value of plan assets	$111.9	$116.6
Funded status of the plan	$ (12.2)	$ (5.5)
Unrecognized net transition obligation	0.5	0.6
Unrecognized actuarial (gain) loss	6.8	(0.7)
Unrecognized prior service cost	11.3	11.9
Intangible asset	3.9	-
Additional minimum liability	(5.3)	-
Prepaid pension amount	$ 5.0	$ 6.3

The curtailment gain and special termination benefits in 2001 were the result of selling and closing certain manufacturing locations. The divestitures in 2001 are related to the sale of the Pyrotenax business.

The weighted average rate assumptions used in determining pension costs and the benefit obligations were:

	2001	2000	1999
Discount rate	7.25%	7.75%	7.75%
Expected rate of increase in future compensation levels	4.0%	4.5%	4.5%
Long-term rate of return on plan assets	9.5%	9.5%	9.5%

For plans with an accumulated benefit obligation exceeding assets, the total accumulated benefit obligation, which equaled the total projected benefit obligation, was $15.6 million and $20.7 million and the fair value of plan assets was $2.9 million and $7.4 million at December 31, 2001 and 2000, respectively.

17. Post-Retirement Benefits Other Than Pensions

General Cable has post-retirement benefit plans that provide medical and life insurance for certain retirees and eligible dependents. General Cable funds the plans as claims or insurance premiums are incurred. Net post-retirement benefit expense (income) included the following components (in millions):

	Year Ended December 31,		
	2001	2000	1999
Service cost	$ 0.3	$ 0.3	$ 0.3
Interest cost	0.7	0.7	0.6
Amortization of prior service cost	(0.8)	(0.8)	(0.8)
Curtailment gain	(0.4)	(1.2)	-
Net post-retirement benefit expense (income)	$ (0.2)	$ (1.0)	$ 0.1

The curtailment gain was the result of closing certain manufacturing locations in 2001 and the result of the elimination of certain retiree benefits in 2000.

The change in the accrued post-retirement benefit liability was as follows (in millions):

	2001	2000
Beginning benefit obligation balance	$12.8	$14.7
Divestiture	(0.4)	-
Net periodic benefit expense (income)	(0.2)	(1.0)
Benefits paid	(0.8)	(0.9)
Ending benefit obligation balance	$11.4	$12.8

The discount rate used in determining the accumulated post-retirement benefit obligation was 7.25% for the year ended December 31, 2001 and 7.75% for the years ended December 31, 2000 and 1999. The assumed health-care cost trend rate used in measuring the accumulated post-retirement benefit obligation was 10.0%, decreasing gradually to 5.0% in year 2007 and thereafter. Changing the assumed health-care cost trend rate by 1% would result in a change in the accumulated post-retirement benefit obligation of $1.5 million for 2001. The effect of this change would affect net post-retirement benefit expense by $0.2 million.

18. Stock Options

General Cable has a Stock Incentive Plan and a Stock Option Plan under which a maximum of 4,725,000 shares, options or units of Common Stock and a maximum of 1,000,000 options, respectively, may be issued. Stock options are granted to employees at prices which are not less than the closing market price on the date of grant. The majority of options granted during 2001, 2000 and 1999 expire in 10 years and vest and become fully exercisable ratably over three years of continued employment. Options granted during 1997 expire in 10 years and vested and became fully exercisable at the end of three years of continued employment. General Cable applies APB Opinion 25 and related Interpretations in accounting for the plan.

Accordingly, no compensation cost has been recognized for grants under the stock option plan. If compensation costs for General Cable's stock option plan had been determined based on the fair value at the grant dates for awards under this plan consistent with the method of SFAS No. 123, the proforma net income would have been as follows for the years ended December 31, (in millions except per share amounts):

	2001	2000	1999
Net (loss) income:			
As reported	$ (2.0)	$ (26.4)	$34.2
Proforma	(7.7)	(31.3)	28.6
Earnings (loss) per common share:			
As reported	(0.06)	(0.79)	0.95
Proforma	(0.23)	(0.93)	0.80
Earnings (loss) per common share-assuming dilution:			
As reported	(0.06)	(0.79)	0.95
Proforma	(0.23)	(0.93)	0.80

These proforma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, and additional options may be granted in future years. In determining the proforma amounts above, the fair value of each option was estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions:

	2001	2000	1999
Risk-free interest rate	5.1%	6.3%	5.9%
Expected dividend yield	3.0%	3.0%	1.4%
Expected option life	6.5 years	6.5 years	6.5 years
Expected stock price volatility	66.1%	69.5%	76.0%
Weighted average fair value of options granted	$ 6.09	$4.92	$ 11.09

A summary of option information for the years ended December 31, 2001, 2000 and 1999 follows (options in thousands):

	Options Outstanding	Weighted Average Exercise Price
Balance at December 31, 1998	1,874	$ 16.49
Granted	914	17.59
Forfeited	(221)	18.01
Balance at December 31, 1999	2,567	16.75
Granted	885	9.00
Forfeited	(248)	15.03
Balance at December 31, 2000	3,204	14.74
Granted	623	7.83
Exercised	(185)	11.34
Forfeited	(418)	13.22
Balance at December 31, 2001	3,224	$ 13.75

The following table summarizes information about stock options outstanding at December 31, 2001 (options in thousands):

Range of Exercise Prices	Options Outstanding	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Options Exercisable	Weighted Average Exercise Price
$ 7 - $14	2,354	$11.17	5.4	1,428	$13.04
$ 14 - $21	228	$14.22	6.0	161	$14.13
$ 21 - $28	642	$23.02	5.0	531	$23.25

As of December 31, 2001, 2000 and 1999, there were 2,120,000, 1,706,000 and 126,000 exercisable stock options, respectively.

19. Shareholders' Equity

General Cable is authorized to issue 75 million shares of common stock and 25 million shares of preferred stock.

Following consummation of its initial public offering in 1997, General Cable awarded 402,890 shares of restricted stock to executive officers and other key employees. The awards of restricted stock were made in settlement of obligations under existing long-term incentive arrangements. Restrictions on 224,320 shares expired on December 31, 1998, while restrictions on the remaining 178,570 shares expired in May 2000.

The table below summarizes information about restricted stock awarded during the following years:

	2001	2000	1999
Number of shares awarded	357,500	9,257	210,317
Fair value of shares at date issued (in millions)	$ 2.8	$ 0.1	$ 4.4

During the first quarter of 2001, 355,500 shares of restricted common stock with performance accelerated vesting features were awarded to certain senior executives under the Company's Stock Incentive Plan as amended (the "Plan"). Under the terms of the Plan, the Company can award restricted common stock to executives and key employees with such features. The restricted shares vest six years from the date of grant unless certain performance criteria are met. The performance measure used to determine vesting is the Company's stock price. The stock price targets must be sustained for 20 business days in order to trigger accelerated vesting.

During the second quarter of 2001, as a result of the achievement of performance criteria, restrictions on 50% of the stock expired and the Company recognized accelerated amortization of $1.2 million.

Restrictions on the majority of the shares issued during 2000 and 1999 will expire ratably over a three-year period. Amortization of these restricted stock awards was $2.1 million, $2.0 million and $1.7 million during 2001, 2000 and 1999, respectively.

In November 1998, General Cable entered into a Stock Loan Incentive Plan (SLIP) with executive officers and key employees. Under the SLIP, the Company loaned $6.0 million to facilitate open market purchases of General Cable Common Stock. The loans are evidenced by notes that bear interest at 5.12% and mature in November 2003. A matching restricted stock unit (MRSU) was issued for each share of stock purchased under the SLIP. The MRSUs generally vest after five years of continuous employment. If the vesting requirements are met, one share of General Cable Common Stock will be issued in exchange for each MRSU. The fair value of the MRSUs at the grant date of $6.0 million, adjusted for subsequent forfeitures, is being amortized to expense over the five-year vesting period. There are 224,977 MRSUs outstanding as of December 31, 2001. Amortization expense related to the MRSUs was $0.2 million, $1.1 million and $1.2 million during 2001, 2000 and 1999, respectively.

The components of Accumulated Other Comprehensive Income (Loss) included $(20.7) million foreign currency translation adjustment, $(1.4) million additional minimum pension liability, $(3.7) million change in fair value of derivatives and $0.1 million unrealized investment gains at December 31, 2001. At December 31, 2000, the components included $(7.8) million foreign currency translation adjustment and $0.4 million unrealized investment gains.

20. Earnings (Loss) Per Common Share of Continuing Operations

A reconciliation of the numerator and denominator of earnings (loss) per common share of continuing operations to earnings (loss) per common share of continuing operations assuming dilution for the years ended December 31, is as follows (in millions):

	2001	2000	1999
Earnings (loss) from continuing operations per common share:			
Income (loss) from continuing operations (1)	$37.5	$(18.7)	$ 35.7
Weighted average shares outstanding (2)	32.8	33.6	35.9
Earnings (loss) from continuing operations per common share	$1.14	$(0.56)	$ 0.99
Earnings (loss) from continuing operations per common share-assuming dilution:			
Income (loss) from continuing operations (1)	$37.5	$(18.7)	$ 35.7
Weighted average shares outstanding	32.8	33.6	35.9
Dilutive effect of stock options and restricted stock units	0.3	-	-
Total shares (2)	33.1	33.6	35.9
Earnings (loss) from continuing operations per common share-assuming dilution	$1.13	$(0.56)	$ 0.99

(1) Numerator
(2) Denominator

The earnings (loss) per common share – assuming dilution computation excludes the impact of 3.0 million, 2.3 million and 2.9 million stock options and restricted stock units in 2001, 2000 and 1999, respectively, because their impact was anti-dilutive.

21. Segment Information

General Cable has three reportable operating segments: the Communications Group, the Energy Group and the Industrial and Specialty Group. These segments are strategic business units organized around three product categories that follow management's internal organization structure. Beginning in the third quarter of 2001, the Company has reported the Building Wire and Cordsets segment as discontinued operations for financial reporting purposes. Administrative expenses formerly allocated to this segment are now reported in continuing operations segments. Historical data for 2000 and 1999 has been restated to reflect this change.

The Communications Group manufactures and sells wire and cable products that transmit low-voltage signals for voice, data, video and control applications. The Energy Group manufactures and sells wire and cable products that include low-, medium- and high-voltage power distribution and power transmission products. The Industrial and Specialty Group manufactures and sells wire and cable products that conduct electrical current for industrial and commercial power and control applications.

Segment net sales represent sales to external customers. Segment operating income represents profit from operations before interest income, interest expense or income taxes. The operating loss included in corporate for 2001 consists of $12.5 million in severance costs related to the corporate reorganization and $7.0 million in inventory disposal costs partially offset by the recognition of $7.0 million in income from the settlement of the final purchase price of certain assets sold to Pirelli and an $8.7 million net gain recognized in the first quarter of 2001 principally comprised of the gain on the sale of the Pyrotenax business, offset by other charges as discussed in Note 4. The operating loss included in corporate for 2000 is a result of the sale of certain businesses to Pirelli. This charge was related to severance, transaction costs, warranty and other claims and the realization of the foreign exchange translation loss on the divested businesses that was previously charged directly to equity also as discussed in Note 4. The operating loss included in corporate for 1999 is a result of a $13.5 million impairment charge related to the fixed assets of the businesses the Company decided to sell to Pirelli and an impairment charge of $11.0 million related to notes receivable from its joint venture in Germany as a result of ongoing operating losses and the Company's decision to liquidate such joint venture interest as discussed in Note 8. Depreciation on corporate property has been allocated to the operating segments. Corporate assets included cash, deferred income taxes, property, certain prepaid expenses and other current and non-current assets as well as the identifiable assets of the discontinued operations. Capital expenditures and depreciation expense included in the corporate column represent the discontinued operations.

Summarized financial information for the Company's operating segments for the years ended December 31, is as follows (in millions). Certain reclassifications have been made to the prior year to conform to the current year segment presentation.

	Communications Group	Energy Group	Industrial & Specialty	Corporate	Total
Net Sales:					
2001	$592.0	$521.8	$537.6	-	$1,651.4
2000	631.8	733.6	796.7	-	2,162.1
1999	520.2	505.3	579.8	-	1,605.3
Operating Income:					
2001	48.5	35.3	24.3	$ (3.8)	104.3
2000	59.8	(24.4)	29.7	(31.0)	34.1
1999	49.7	39.8	28.3	(24.5)	93.3
Identifiable Assets:					
2001	370.6	210.3	287.7	136.7	1,005.3
2000	340.1	183.6	374.4	421.1	1,319.2
1999	254.3	565.2	363.7	385.1	1,568.3
Capital Expenditures:					
2001	24.0	17.0	12.1	1.8	54.9
2000	13.0	27.3	12.0	3.7	56.0
1999	23.9	42.5	14.7	16.5	97.6
Depreciation Expense:					
2001	15.1	3.5	7.5	5.6	31.7
2000	17.1	17.7	9.4	7.8	52.0
1999	14.0	3.9	5.6	5.9	29.4

The following table presents revenues by geographic region based on the location of the use of the product or services for the years ended December 31 (in millions):

	2001	2000	1999
United States	$1,146.9	$1,287.2	$ 938.4
Europe	321.2	615.4	453.1
Rest of World	183.3	259.5	213.8
	$1,651.4	$2,162.1	$1,605.3

The following table presents long-lived assets by geographic region based on the location of the asset as of December 31 (in millions):

	2001	2000	1999
United States	$ 245.5	$ 279.9	$ 263.7
Europe	44.8	45.0	108.8
Rest of World	30.6	54.5	66.2
	$ 320.9	$ 379.4	$ 438.7

22. Commitments and Contingencies

Certain present and former operating sites, or portions thereof, currently or previously owned or leased by current or former operating units of General Cable are the subject of investigations, monitoring or remediation under the United States Federal Comprehensive Environmental Response, Compensation and Liability Act (CERCLA or Superfund), the Federal Resource Conservation and Recovery Act or comparable state statutes or agreements with third parties. These proceedings are in various stages ranging from initial investigations to active settlement negotiations to implementation of the cleanup or remediation of sites.

Certain present and former operating units of General Cable in the United States have been named as potentially responsible parties (PRPs) at several off-site disposal sites under CERCLA or comparable state statutes in federal court proceedings. In each of these matters, the operating unit of General Cable is working with the governmental agencies involved and other PRPs to address environmental claims in a responsible and appropriate manner.

At December 31, 2001 and 2000, General Cable had an accrued liability of approximately $4.8 million and $5.7 million, respectively, for various environmental-related liabilities of which General Cable is aware. American Premier Underwriters Inc., a former parent of General Cable, agreed to indemnify General Cable against all environmental-related liabilities arising out of General Cable's or its predecessors' ownership or operation of the Indiana Steel & Wire Company and Marathon Manufacturing Holdings, Inc. businesses (which were divested by General Cable), without limitation as to time or amount. American Premier also agreed to indemnify General Cable against 66 2/3% of all other environmental-related liabilities arising out of General Cable's or its predecessors' ownership or operation of other properties and assets in excess of $10 million but not in excess of $33 million which were identified during the seven-year period ended June 2001. Indemnifiable environmental liabilities through June 2001 were substantially below that threshold. While it is difficult to estimate future environmental-related liabilities accurately, General Cable does not currently anticipate any material adverse impact on its results of operations, financial position or cash flows as a result of compliance with federal, state, local or foreign environmental laws or regulations or cleanup costs of the sites discussed above.

As part of the Acquisition, BICC plc agreed to indemnify General Cable against environmental liabilities existing at the date of the closing of the purchase of the business. The indemnity is for an eight year period ending in 2007 while General Cable operates the businesses subject to certain sharing of losses (with BICC plc covering 95% of losses in the first three years, 80% in years four and five and 60% in the remaining three years). The indemnity is also subject to the overall indemnity limit of $150 million which applies to all warranty and indemnity claims in the transaction. In addition, BICC plc assumed responsibility for cleanup of certain specific conditions at several sites operated by General Cable and cleanup is mostly complete at those sites. In the sale of the European businesses to Pirelli in August 2000, the Company generally indemnified Pirelli against any environmental-related liabilities on the same basis as BICC plc indemnified the Company in the earlier Acquisition. However, the indemnity the Company received from BICC plc related to the European businesses sold to Pirelli terminated upon the sale of those businesses to Pirelli. At this time, there are no claims outstanding under the general indemnity provided by BICC plc.

General Cable has not yet agreed with Raychem HTS Canada, Inc. or Southwire on the closing net asset balances of the respective transactions. If the parties are unable to resolve the disputed net asset adjustments, the disputes may proceed to arbitration under the terms of the sale contracts. While the ultimate outcome of the above-mentioned matters cannot be ascertained at this time, based on information currently available, including a review of the proposed net asset adjustments, management of General Cable believes the outcome of the disputes will not have a material adverse effect on the consolidated financial condition, results of operations or cash flows of General Cable. Should final settlements be reached that are materially different than that currently provided for in the balance sheet of the Company, the Company will have to recognize such differences in its income statement.

In addition, Company subsidiaries have been named as defendants in lawsuits alleging exposure to asbestos in products manufactured by the Company. At December 31, 2001, there were approximately 10,000 non-maritime claims and 31,000 maritime asbestos claims outstanding. During 2001, some 1,496 non-maritime claims and 1,967 maritime claims were filed; 243 non-maritime claims and no maritime claims were dismissed, settled or otherwise disposed of in that period. At December 31, 2001 and 2000, General Cable had accrued approximately $1.2 million and $1.0 million, respectively, for these lawsuits. The Company does not believe that the outcome of the litigation will have a material adverse effect on its results of operations, financial position or cash flows.

General Cable is also involved in various routine legal proceedings and administrative actions. Such proceedings and actions should not, individually or in the aggregate, have a material adverse effect on its result of operations, cash flows or financial position.

General Cable has entered into various operating lease agreements related principally to certain administrative, manufacturing and distribution facilities and transportation equipment. Future minimum rental payments required under non-cancelable lease agreements at December 31, 2001 were as follows: 2002 - $12.6 million, 2003 - $9.9 million, 2004 - $6.9 million, 2005 - $4.7 million and 2006 - $3.3 million. Rental expense recorded under operating leases was $16.2 million, $9.2 million and $13.8 million for the years ended December 31, 2001, 2000 and 1999, respectively.

23. Quarterly Operating Results (Unaudited)

The interim financial information is unaudited. In the opinion of management, the interim financial information reflects all adjustments necessary for a fair presentation of quarterly financial information. Quarterly results have been influenced by seasonal factors inherent in General Cable's businesses. The sum of the quarter's earnings (loss) per share amounts may not add to full year earnings per share because each quarter is calculated independently. Summarized historical quarterly financial data for 2001 and 2000 are set forth below (in millions, except per share data):

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2001				
Net sales	$451.7	$449.9	$389.5	$360.3
Other costs	-	-	7.0	-
Gross profit	70.7	73.5	52.3	44.2
Unusual items (income) expense	(8.7)	-	5.5	-
Other income	8.1	-	-	-
Income from continuing operations	14.9	17.8	1.4	3.4
Loss from operations of discontinued businesses (net of tax)	(3.4)	(2.6)	(0.8)	-
Loss on disposal of discontinued operations (net of tax)	-	-	(32.7)	-
Net income (loss)	11.5	15.2	(32.1)	3.4
EPS of Continuing Operations				
Earnings per common share	$ 0.46	$ 0.55	$ 0.04	$ 0.10
Earnings dilution per common share—assuming dilution	$ 0.46	$ 0.54	$ 0.04	$ 0.10
EPS of Discontinued Operations				
Loss per common share	$(0.11)	$(0.08)	$(1.02)	-
Loss per common share – assuming dilution	$(0.11)	$(0.08)	$(1.02)	-
EPS of Total Company				
Earnings (loss) per common share	$ 0.35	$ 0.47	$(0.98)	$ 0.10
Earnings (loss) per common share—assuming dilution	$ 0.35	$ 0.46	$(0.98)	$ 0.10

GENERAL CABLE CORPORATION AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	First Quarter	Second Quarter	Third Quarter	Fourth Quarter
2000				
Net sales	$596.0	$619.2	$521.6	$425.3
Gross profit	71.5	74.4	75.1	70.7
Unusual items expense	-	-	31.0	-
Income (loss) from continuing operations	(5.8)	(2.7)	(22.6)	12.4
Loss from operations of discontinued businesses (net of tax)	- (3.2)	(1.6)	(1.7)	(1.2)
Net income (loss)	(9.0)	(4.3)	(24.3)	11.2
EPS of Continuing Operations				
Earnings (loss) per common share	$(0.17)	$(0.08)	$(0.68)	$ 0.38
Earnings (loss) per common share—assuming dilution	$(0.17)	$(0.08)	$(0.68)	$ 0.38
EPS of Discontinued Operations				
Loss per common share	$(0.09)	$(0.05)	$(0.05)	$(0.04)
Loss per common share – assuming dilution	$(0.09)	$(0.05)	$(0.05)	$(0.04)
EPS of Total Company				
Earnings (loss) per common share	$(0.26)	$(0.13)	$(0.73)	$ 0.34
Earnings (loss) per common share—assuming dilution	$(0.26)	$(0.13)	$(0.73)	$ 0.34

GENERAL CABLE CORPORATION AND SUBSIDIARIES
Valuation and Qualifying Accounts
Accounts Receivable Allowances
(in millions)

	For the Years Ended December 31,		
	2001	2000	1999
Accounts Receivable Allowances:			
Beginning balance	$ 12.6	$ 16.4	$ 7.0
Acquisitions/Divestitures	-	(3.1)	11.6
Provision	5.5	2.2	1.1
Write-offs	(6.7)	(2.9)	(3.3)
Ending balance	$ 11.4	$ 12.6	$ 16.4

Exhibit 21.1

GENERAL CABLE CORPORATION AND SUBSIDIARIES
List of Subsidiaries

Name	Jurisdiction of Incorporation
BICC Celcat, Cabos de Energia e Telecommunicaciones SA	Portugal
BICC General Cable S.A.	Spain
BICC General Finance Co. Limited	England
BICC Portugal SGPS S.A.	Madeira
General Cable Holdings New Zealand ULC	New Zealand
Carol Cable Europe, Ltd.	England
Carol Cable, Ltd.	England
General Cable Canada, Ltd.	Ontario
General Cable Company	Nova Scotia
General Cable Corporation	Delaware
General Cable de Mexico del Norte, S.A. de C.V.	Mexico
General Cable Holdings (Spain) SRL	Spain
General Cable Holdings (UK) Limited	England
General Cable Holdings de Mexico, S.A. de C.V.	Mexico
General Cable Holdings, Incorporated	Delaware
General Cable Industries, Inc.	Delaware
General Cable Industries, LLC	Delaware
General Cable New Zealand Limited	New Zealand
General Cable Overseas Holdings, Inc.	Delaware
General Cable Technologies Corporation	Delaware
GK Technologies, Inc.	New Jersey
Marathon Manufacturing Holdings, Inc.	Delaware
MLTC Company	Delaware
Telmag Internacional, S.A. de C.V.	Mexico
Telmag, S.A. de C.V.	Mexico

Exhibit 23.1

INDEPENDENT AUDITORS' CONSENT

GENERAL CABLE CORPORATION

We consent to the incorporation by reference in Registration Statements No. 333-28965, 333-31865, 333-31867, 333-31869, 333-31871, 333-59125, 333-89629, 333-51812, 333-51818, 333-51822 and 333-58792 of General Cable Corporation on Forms S-8 of our report dated January 29, 2002, which contains an unqualified opinion and includes an explanatory paragraph relating to changes in its method of accounting for certain inventory, appearing in this Annual Report on Form 10-K of General Cable Corporation for the year ended December 31, 2001.

Deloitte & Touche LLP

Cincinnati, Ohio
March 29, 2002

GENERAL CABLE CORPORATION
4 Tesseneer Drive
Highland Heights, KY 41076-9753
Telephone: (859) 572-8000
Fax: (859) 572-8458
www.generalcable.com

CORPORATE INFORMATION

WORLD HEADQUARTERS

General Cable Corporation
4 Tesseneer Drive
Highland Heights, KY
41076-9753, U.S.A.
Telephone: (859) 572-8000
Fax: (859) 572-8458
International Fax:
(859) 572-8058
www.generalcable.com

EMPLOYEES

6,700 Associates

INVESTOR INFORMATION

Copies of the Annual Report on Form 10-K filed with the Securities and Exchange Commission and other investor information may be obtained by writing or calling the Investor Relations Department (859) 572-8684

ANNUAL MEETING

The 2002 annual meeting of stockholders will be held at 10:00 a.m. Wednesday, May 8, 2002 at World Headquarters

INDEPENDENT AUDITORS

Deloitte & Touche LLP
250 East Fifth Street
Cincinnati, OH 45202
(513) 784-7100

STOCK TRANSFER AGENT

Mellon Investor Services LLC
Overpeck Centre
85 Challenger Road
Ridgefield Park, NJ 07660
(800) 851-9677
Access registered shareholder information at www.melloninvestor.com

BOARD OF DIRECTORS

Gregory B. Kenny
President and Chief Executive Officer
General Cable Corporation

John E. Welsh, III (2)(3)
Nonexecutive Chairman
General Cable Corporation
Managing Director
CIP Management LLC

Gregory E. Lawton (2)(3)°
President and
Chief Executive Officer
Johnson Wax Professional

Jeffrey Noddle (1)(2)°
President and
Chief Executive Officer
Supervalu, Inc.

Robert L. Smialek (1)°(3)
President and
Chief Executive Officer
Applied Innovation Inc.

Michael R. Young (1)(2)
President and
Chief Executive Officer
York International Corporation

(1) Member of Audit Committee
(2) Member of Compensation Committee
(3) Member of Corporate Governance Committee
° Committee Chairman

OFFICERS

Gregory B. Kenny
President and
Chief Executive Officer

Robert J. Siverd
Executive Vice President
and General Counsel

Christopher F. Virgulak
Executive Vice President
and Chief Financial Officer

LEADERSHIP TEAM

J. Michael Andrews
Senior Vice President
and General Manager,
Utility Cables

James W. Barney
Senior Vice President and
General Manager,
Communications Cables

Domingo Goenaga Campmany
Senior Vice President and
President and Chief
Executive Officer, General
Cable Europe

Larry E. Fast
Senior Vice President,
North American Operations

Sharon F. Highlander
Vice President,
Information Technology

Gregory B. Kenny
President and
Chief Executive Officer

Ruben Llop
Vice President and
General Manager,
Industrial and Specialty
Cables

Roderick Macdonald
Senior Vice President, Sales
and Business Development

Peter J. Olmsted
Senior Vice President,
Human Resources

Brian J. Robinson
Vice President and Controller

Robert J. Siverd
Executive Vice President
and General Counsel

Stephen J. Smith
Vice President, Treasurer
and Investor Relations

Elizabeth W. Taliaferro
Senior Vice President,
Customer Integration and
Supply Chain

Christopher F. Virgulak
Executive Vice President and
Chief Financial Officer

Campbell Whyte
President and Chief
Executive Officer, General
Cable Oceania

FUNCTIONAL EXECUTIVES

Beth A. Curtis
Vice President,
Compensation and Benefits

Scott D. Freidus
Vice President, eBusiness

Lisa B. Lawson
Vice President,
Corporate Communications

Stephen R. Messinger
Vice President,
Risk Management

Mark C. Smith
Vice President, Sourcing

Jeffrey J. Whelan
Vice President, Tax

SALES EXECUTIVES

Alberto Alsina
Vice President,
Communications Sales

Robert C. Jamieson
Vice President,
Canadian Sales

W. Martin Johnsen
Senior Vice President,
International Sales

Gregory J. Lampert
Vice President,
Industrial and Specialty
Cables Sales

Jodi L. Mahon
Vice President,
Retail Sales and
General Manager,
Automotive Products

John J. Turcich
Vice President, Utility Sales


General Cable